/17

05011949

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sega Sammy Holdings Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 25 2005
THOMSON FINANCIAL

FILE NO. 82- 34816 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 10/21/05

Annual Report 2005

Year ended March 31, 2005

ARLS
3-31-05


SHOOTING FOR THE STARS

SEGA SAMMY HOLDINGS INC.

WE AIM TO BECOME
THE WORLD'S NUMBER ONE
COMPREHENSIVE ENTERTAINMENT COMPANY
BY PROVIDING ENTERTAINMENT
TO PEOPLE OF ALL AGES EVERYWHERE

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Statements in this annual report regarding the plans, estimates, beliefs, management strategies, perceptions, and other aspects of SEGA SAMMY HOLDINGS INC. ("the Company") and its SEGA SAMMY Group Companies ("Group"), including SEGA CORPORATION and Sammy Corporation, are forward-looking statements based on the information currently available to the Company. Forward-looking statements include, but are not limited to, those statements using words such as "believe," "expect," "plans," "strategy," "prospects," "forecast," "estimate," "project," "anticipate," "aim," "may," "might," and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs in light of the information currently available to management. The Company cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not assume that the Company has any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company disclaims any such obligation.

Actual results may vary significantly from the Company's forecasts due to various factors. Factors that could influence actual results include, but are not limited to, economic conditions, especially trends in consumer spending, as well as currency exchange-rate fluctuations, changes in laws and government systems, pressure from competitors' pricing, and product strategies, declines in the marketability of the Group's existing and new products, disruptions to production, violations of the Group's intellectual property rights, rapid advances in technology, and unfavorable verdicts in major litigation.

[This annual report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.]

Financial Highlights

SEGA SAMMY HOLDINGS INC. AND CONSOLIDATED SUBSIDIARIES
Years ended March 31, 2005, 2004 and 2003

		Millions of yen				Thousands of U.S. dollars (note 1)
		2005/3		2004/3	2003/3	2005/3
For the year						
Net sales	**SEGA SAMMY HOLDINGS**	¥515,668	Sammy	¥251,227	¥165,774	$4,801,825
			SEGA	191,258	197,224	
Operating income		105,090		71,677	51,710	978,583
				14,480	9,297	
Net income		50,574		32,196	23,066	470,938
				8,761	3,054	
At year-end						
Total assets		438,991		299,273	112,873	4,087,820
				189,056	222,067	
Total shareholders' equity		258,954		112,987	65,429	2,411,342
				97,963	86,886	
Per share data (yen, U.S. dollars)						
Net income (note 2)		¥410.53		¥424.68	¥436.79	$3.82
				56.00	19.70	
Cash dividends (note 3)		60.00		90.00	70.00	0.56
				–	–	
Key ratios (%)						
Shareholders' equity ratio		59.0		37.8	58.0	
				51.8	39.1	
ROE		19.5		36.1	37.6	
				9.5	3.6	

Notes: 1. U.S. dollar amounts have been translated at the rate of ¥107.39=US$1, the approximate current exchange rate at March 31, 2005.
2. Net income per share is calculated based on the average number of common stock outstanding during the respective fiscal year under review.
3. Cash dividends for 2005 is the amount of the year-end dividend paid by SEGA SAMMY HOLDINGS INC. and does not include the interim dividend of ¥40.00 per share paid by Sammy Corporation.

NET SALES


Billions of yen
600
500
400
300
200
100
0
03/3
04/3
05/3

NET INCOME


Billions of yen
60
50
40
30
20
10
0
03/3
04/3
05/3

TOTAL ASSETS


Billions of yen
500
400
300
200
100
0
03/3
04/3
05/3

TOTAL SHAREHOLDERS' EQUITY


Billions of yen
500
400
300
200
100
0
03/3
04/3
05/3
Sammy
SEGA
SEGA SAMMY HOLDINGS

Contents

"Launching SEGA SAMMY HOLDINGS—A Global Comprehensive Entertainment Company

The merger is resolving the previous management issues of SEGA and Sammy while fueling their worldwide development by uniting intellectual property, technology, and personnel.

page 3

Supporting Our Operational Launch Pad

Our first round of reorganization has prepared the ground for a concerted all-out offensive from the current fiscal year.

page 7

From Vision...to Reality

I am convinced we will reign as the world's number one comprehensive entertainment company if our employees unite toward achieving that goal.

page 11"

Hajime Satomi
Chairman and CEO

The Constellation
page 20

Fiscal 2005 Review and Strategies Going Forward
page 22

Responses to Recent Incidents in the Group
page 32

Corporate Governance
page 33

Directors, Corporate Auditors, and Executive Officers
page 36

Financial Section
page 37

The SEGA SAMMY Group
page 64

For your reference, the *Market Data 2005* fact sheet has been inserted at page 11, *Liftoff*.


IGNITE



Hajime Satomi, Chairman

LAUNCHING SEGA SAMMY HOLDINGS – A GLOBAL COMPREHENSIVE ENTERTAINMENT COMPANY

With their sights set on staking out an unshakable position as a global comprehensive entertainment company and maximizing corporate value, SEGA CORPORATION and Sammy Corporation have united their management resources. As the SEGA SAMMY Group, we are embarking upon a new journey with the overriding goal of becoming the world's number one comprehensive entertainment company. To realize that vision, we will make a concerted effort to build a formidable presence in all of our business domains by providing entertainment to people of all ages the world over.

MANAGEMENT MERGER

In amusement-related businesses and home videogame software, SEGA boasts outstanding development capabilities and a world-famous brand name. Meanwhile, out-of-the-box ideas and R&D muscle are earning Sammy a commanding position in Japan's markets for pachislot and pachinko machines. Those two giants joined forces to establish the holding company SEGA SAMMY HOLDINGS INC. through a share-for-share exchange on October 1, 2004. SEGA and Sammy have become wholly owned subsidiaries of the Company and now pursue operations as members of the SEGA SAMMY Group.

Although SEGA and Sammy had built up powerful positions in their respective fields of operation, both companies faced issues they had to tackle to make their next major strides forward. For SEGA, the main issues were establishing a clear strategy and a financial base that would enable optimal exploitation of outstanding development capabilities and content, a world-renowned brand name, highly talented personnel, and other management resources. On the other hand, Sammy's most pressing problem was how to step up the pace of business development in new markets to correct an over reliance on the Pachislot and Pachinko Businesses and balance the company's profit structure. However, resolving those issues was not the only motivation for the merger. As a team, SEGA and Sammy will be able to roll out operations in Japan and overseas far more forcefully by leveraging the synergies stemming from the efficient use of intellectual property, technology, personnel, capital, information, and other management resources.

Since the merger, the SEGA SAMMY Group's directors have managed operations guided by a common vision of becoming the world's number one comprehensive entertainment company by developing unignorable presences in all business fields. And, we have already made strides toward the realization of that vision by establishing and implementing specific business development policies. Those policies are to target all age groups in markets worldwide; to draw on a wide range of ideas and technologies, from hi-tech to low-tech; to realize synergies fully by using and sharing content within the Group to the utmost; and to expand entertainment-related businesses boldly.

SHARING MANAGEMENT RESOURCES TO ACHIEVE SYNERGIES


SEGA SAMMY
HOLDINGS
Sammy
SEGA
Intellectual Property
Technology
Personnel
Capital
Information

The SEGA SAMMY Group's Inaugural Fiscal Year

SEGA SAMMY HOLDINGS' first fiscal year was from October 1, 2004, to March 31, 2005. However, fiscal 2005, the year under review, was from April 1, 2004, to March 31, 2005.

Fiscal 2005 results included net sales of ¥515.7 billion, operating income of ¥105.1 billion, and net income of ¥50.6 billion. The new SEGA SAMMY Group made a promising start on the back of brisk sales of the *Hokuto No Ken* pachislot machine, which has enjoyed unprecedented popularity since its October 2003 launch. *Hokuto No Ken* has become an epoch-making product in pachislot history. In fiscal 2005 alone, we shipped 357,000 units of that machine. Moreover, cumulative sales through March 2005 stood at a staggering 617,000 units.

In fiscal 2005, the Pachislot and Pachinko Businesses segment saw a major change in operating conditions with the enactment of revised gaming machine regulations. Overall, the pachislot machine industry is struggling to offer machines that meet those new requirements. However, new machines with heightened entertainment value will likely emerge in the near term. In that environment, brisk sales of all of our highly entertaining old-format pachislot machines underscored our ability to consistently develop and market hit pachislot machines other than *Hokuto No Ken*. Meanwhile, the pachinko machine market was upbeat as companies aggressively introduced new-format pachinko machines. Against that backdrop, our pachinko machine sales were stronger than expected. But, pachinko machine shipments were down year on year due to the postponement of the marketing of two machines, originally slated for launch in the fourth quarter of fiscal 2005, until the current fiscal year. Because sales of pachislot machines outperformed projections, we decided to carry over those pachinko machine launches as part of our strategy of focusing on medium-to-long-term growth rather than yearly earnings. However, many of the pachinko machines that we did bring to market in fiscal 2005, such as our first new-format machine *CR Hokushon Daimao 2*, proved very popular. Consequently, the average unit sales for each pachinko machine series were up sharply from the previous fiscal year. Those strong sales are clear evidence that Sammy's all-out efforts to buttress pachinko machine development capabilities are upgrading product quality and advancing the Sammy brand's market penetration.

In Amusement Center Operations, *MUSHIKING: The King of Beetles* – a children's trading card game with a unique profit model that has spawned a new business area – contributed substantially to the Company's consolidated performance. A landmark achievement in fiscal 2005 was the realization of the tangible synergies that will step up the pace of the Group's growth. For example, we successfully leveraged superior content from such products as *MUSHIKING: The King of Beetles* and the *Hokuto No Ken* pachislot machine in a broad spectrum of other businesses. Further, using SEGA SAMMY HOLDINGS' first fiscal year to ready for full-fledged operational liftoff, the Company took a range of steps, including the reengineering of the Consumer Business to enhance its earning power and development capabilities.

EXPLOITING POPULAR CONTENT
TO GENERATE OPERATIONAL SYNERGIES

Hokuto No Ken pachislot machine


Hokuto No Ken pachislot machine
Simulation game software
Jissen Pachislot Hisshoho! Hokuto No Ken
Pachislot machine for amusement centers
Revolution II series
CR Hokuto No Ken pachinko machine
Prizes for pachinko halls
Mobile telephone content
Sammy 777 Town
2005 / 3
More than 1 million copies sold
Diversification of amusement machine lineup
Expansion of prize operations and establishment of base for one-stop pachinko hall services
Acquisition of roughly 1.5 million members and expansion of scope of consumer business
2006 / 3
Toward expansion of pachinko machine market share

BOOST



Supporting Our Operational Launch Pad

Devoting its first business year to laying the groundwork for full-scale, accelerated growth, the SEGA SAMMY Group implemented various measures to bolster operational structures. Having completed that task, we wound up that round of measures by implementing business reorganization on April 1, 2005. We are confident that we have put the Group on a rock-solid footing that will enable it to mount a full-scale business offensive from the current fiscal year.

Reorganization of Operations to Build Stronger Foundations for Growth

Aiming to rationalize and heighten the efficiency of businesses in the wake of the management merger, the Group established a medium-term plan calling for reorganization according to the business areas of SEGA, Sammy, and their subsidiaries by March 2007. Initiatives in line with that plan, implemented during fiscal 2005 or on April 1, 2005, included the transfer of control of Sammy's amusement-related businesses to SEGA, the realignment of overseas subsidiaries, and the assumption of control of SEGA and Sammy's listed subsidiaries by SEGA SAMMY HOLDINGS.

In conjunction with reorganization to enhance the efficiency of business, we took decisive steps to reorganize businesses to facilitate strategies going forward. For example, in preparation for full-fledged operational rollout of the Consumer Business in markets worldwide, we sought to strengthen our overseas development capabilities by selecting and concentrating subsidiaries' management resources. As a result, in North America the Company spun off Sammy's game software development subsidiary and SEGA's sports game development subsidiary. At the same time, we acquired a new subsidiary, The Creative Assembly Ltd., which has powerful development capabilities and brand power in North America and Europe. Also, we reorganized the Pachislot and Pachinko Businesses segment to fortify the operational base for the realization of one-stop pachinko hall services. In that initiative, Sammy Design Co., Ltd., which undertakes the planning, design, and construction of pachinko halls, and Agora Design Co., Ltd., which specializes in store design, became wholly owned subsidiaries of Sammy.

That raft of business reorganizations has lifted efficiency by focusing SEGA and Sammy on their core competences and laid solid operational foundations for the implementation of strategies going forward. We will continue to tirelessly reorganize business structures to build an even leaner, tougher operational platform.

BUSINESS REORGANIZATION BY MISSION

Mission	Steps
Establishment of efficient operational management structures by specializing businesses	• Consolidated amusement-related operations through transfer of Sammy's amusement-related operations to SEGA • Converted subsidiaries and affiliates not involved in SEGA's or Sammy's mainstay operations into direct subsidiaries and affiliates of the holding company
Selection and concentration of management resources	• Spun off SEGA's and Sammy's overseas game software development subsidiaries • Included The Creative Assembly Ltd., which has influential overseas game software titles and powerful development capabilities, as a subsidiary of SEGA • Developed operational platform for Sammy's provision of one-stop pachinko hall services
Enhancement of management efficiency through organizational reform	• Integrated SEGA's domestic development subsidiaries into SEGA's headquarters • Reformed SEGA's in-house organizations and strengthened ties among SEGA's divisions

Strengthening of SEGA's Growth Drivers

To secure the Group's future growth, reinforcing SEGA's profitability and development organization is critical. In particular, the reconstruction of the Consumer Business is crucial because the winter 2005 crop of next-generation game consoles will likely intensify development competition in the home videogame software market. Before SEGA and Sammy's management merger, we had already revamped operational systems among seven of SEGA's development subsidiaries through such initiatives as remerging them with SEGA to eliminate inefficiencies arising from their division into subsidiaries. However, SEGA and Sammy's management merger allowed a more radical review of systems. We heightened the efficiency of development activities and strengthened coordination among organizations by aligning the development division into teams responsible for the development of different types of games and by integrating developmental software environments for development activities. Meanwhile, we channeled development resources toward growth areas through the spinning off of overseas development subsidiaries and the acquisition of an influential development company mentioned earlier.

Moreover, we integrated the Consumer Business segment's development division and operational division to create the Consumer Business Group Division through the business reorganization implemented on April 1, 2005. That initiative has unified development and marketing activities, enabling the rigorous management of scheduling, cost, and quality for each software title project and the clarification of operational responsibilities. We plan to forge ahead with further reorganization of the Consumer Business to move it rapidly into the black.

As part of the above business reorganization, SEGA also merged the development and operational divisions of the Amusement Machine Sales Business with Amusement Center Operations to form the Amusement Business Group Division. The new headquarters will enable those divisions to speed up decision making, clarify responsibility for earnings targets, and rapidly and accurately grasp market needs by encouraging collaboration among divisions. Furthermore, closer integration between the Amusement Machine Sales Business and Amusement Center Operations will dramatically improve our ability to develop businesses overseas, where demand differs considerably in each country.

SEGA'S POST-REFORM ORGANIZATION

(As of April 1, 2005)


SEGA
Amusement Business Group Div.
Consumer Business Group Div.
Entertainment Facilities Business Div.
Amusement Overseas Business Div.
Amusement Machines Business Div.
Amusement R&D Div.
Consumer Business Div.
Network Business Div.
New Entertainment R&D Div.
Global Entertainment R&D Div.

MAIN MEASURES AND GOALS

Establishment of Business Group Divisions

- Clarify authority and responsibility
- Accelerate decision making and implementation
- Increase stringency of each operational area's profitability management

Integration of R&D and Business Divisions

- Develop products that accurately reflect market demand
- Realize stringent management of project schedules, quality, and budgets

Integration of Amusement Machine Sales Business and Amusement Center Operations

- Develop markets and accurately identify market demand, and create strategic products through joint initiatives
- Develop and expand overseas markets in light of their importance going forward

Establishment of a Financial Subsidiary

Festival Walk Soga, a large entertainment complex that incorporates an amusement facility and a *MUSHIKING: The King of Beetles* theme park operated by SEGA, movie theaters, a seafood market, and a spa, opened in Chiba Prefecture in April 2005. The Group has plans to aggressively develop similar facilities in Japan and overseas. In light of those plans, the Group established SEGA SAMMY ASSET MANAGEMENT INC. as a subsidiary that will shoulder the Group's investment and financial functions with a view to utilizing the Company's cash flows effectively and diversify the risks of investment in the development of amusement facilities and other projects. SEGA SAMMY ASSET MANAGEMENT has commenced fund operations that are principally focused on the Company's real estate. By creating a fund for its investments in amusement facilities, the SEGA SAMMY Group intends to ensure the careful examination and evaluation of cash flows for such investments and to diversify investment risks.


CINEMAS


FESTIVAL
WALK


SEGA

Festival Walk Soga

Planned and developed by SEGA, *Festival Walk Soga* is a large-scale entertainment complex that comprises five zones: movie theaters, spa facilities, a seafood market, and amusement facilities and a *MUSHIKING: The King of Beetles* theme park managed by SEGA. With that facility as our opening gambit, we will move on to the nation-wide deployment of similar one-stop entertainment complexes that both adults and children will love.


LIFTO F

SHOOTING FOR THE STARS


SEGA SAMMY

SEGA SAMMY HOLDINGS INC.

Market Data 2005

MARKET DATA

NUMBER OF PACHINKO HALLS

	2000	2001	2002	2003	2004
Number of pachinko halls with pachinko machines installed	16,021	15,691	15,255	14,695	13,844
Number of pachinko halls with pachislot machines installed	967	1,110	1,249	1,381	1,773
Total	16,988	16,801	16,504	16,076	15,617

Source: National Police Agency. Number of pachinko halls with pachinko machines installed includes facilities that combine installations of pachinko machines, pachislot machines, arrange-ball machines, and other machines.

The number of pachinko halls is declining due to the recent trend toward larger pachinko halls, which is reducing the number of small and medium-sized pachinko halls. Further, the recent popularity of pachislot machines has led to an increase in the number of facilities devoted to pachislot machines.

NUMBERS OF PACHISLOT MACHINES AND PACHINKO MACHINES INSTALLED / MARKET SIZE

		2000	2001	2002	2003	2004
Pachislot machines	Machine sales (units)	1,134,341	1,290,719	1,501,894	1,842,392	1,675,049
	Machines installed (units)	1,323,729	1,459,233	1,606,123	1,660,839	1,887,239
	Market size (millions of yen)	314,599	351,344	396,566	526,354	524,882
Pachinko machines	Machine sales (units)	3,368,839	3,230,489	3,174,079	3,686,677	4,012,901
	Machines installed (units)	3,431,130	3,326,583	3,252,241	3,227,239	3,077,537
	Market size (millions of yen)	568,362	569,129	561,506	672,055	786,413

Source: National Police Agency (machines installed) and Yano Research Institute Ltd. (machine sales and market size)

Sales and installations of pachislot machines are trending upward on the back of the growing popularity of pachislot. Meanwhile, the market for pachinko machines moved out of stagnation around 2003 and has been further invigorated by the enforcement of revisions to the Entertainment Establishments Control Law in July 2004.

SHARE OF ANNUAL PACHISLOT MACHINE SALES

	2000		2001		2002		2003		2004	
Rank	Manufacturer	Share	Manufacturer	Share	Manufacturer	Share	Manufacturer	Share	Manufacturer	Share
1	Aruze	36.2%	**Sammy**	**32.8%**	**Sammy**	**31.1%**	**Sammy**	**32.1%**	**Sammy**	**40.4%**
2	Yamasa	17.6%	Yamasa	17.8%	Yamasa	20.0%	Olympia	18.5%	Olympia	16.4%
3	**Sammy**	**13.5%**	Aruze	16.2%	Aruze	19.7%	Aruze	13.6%	Yamasa	9.0%
4	Olympia	8.8%	Olympia	8.5%	Olympia	11.7%	Yamasa	11.9%	Daito Giken	7.9%
5	Net	4.4%	Pioneer	5.0%	Pioneer	3.7%	Daito Giken	4.9%	Aruze	4.6%

Source: Yano Research Institute Ltd.

SHARE OF ANNUAL PACHINKO MACHINE SALES

	2000		2001		2002		2003		2004	
Rank	Manufacturer	Share	Manufacturer	Share	Manufacturer	Share	Manufacturer	Share	Manufacturer	Share
1	SANKYO	18.3%	Sanyo Bussan	18.9%	Sanyo Bussan	16.4%	Sanyo Bussan	25.2%	Sanyo Bussan	22.9%
2	Sanyo Bussan	15.1%	SANKYO	17.2%	SANKYO	14.8%	SANKYO	16.4%	SANKYO	21.2%
3	Heiwa	11.5%	Heiwa	10.8%	Heiwa	10.0%	Daiichi Shokai	9.5%	Heiwa	8.7%
4	Daiichi Shokai	7.4%	Daiichi Shokai	10.3%	Kyoraku Sangyo	8.1%	Heiwa	7.1%	Daiichi Shokai	7.7%
5	Sophia	5.9%	Kyoraku Sangyo	7.6%	Daiichi Shokai	7.9%	**Sammy**	**6.7%**	Newgin	6.9%
	Sammy	**3.0%**	**Sammy**	**2.8%**	**Sammy**	**2.6%**			**Sammy**	**5.8%**

Source: Yano Research Institute Ltd.

AMUSEMENT-RELATED MARKET SCALE

Millions of yen

	2001	2002	2003
Net sales of amusement machines	140,802	154,528	177,889
Net sales from amusement center operations	590,294	605,521	637,744

Sources: JAMMA, AOU, and NSA. Sales figures for 2004 are not disclosed by survey organizations.

The market for amusement machines is picking up as a result of such factors as the opening of large-scale amusement facilities. Recent market trends have been notable for the increasing popularity of children's trading card games and network games. The amusement center operations markets have maintained stable growth.

HOME-VIDEOGAME-GAME-RELATED MARKET SCALE

Millions of yen

	2001	2002	2003
Hardware sales	998,144	790,767	631,481
Software sales	504,233	475,875	437,975

Sources: JAMMA, AOU, NSA. Sales figures for 2004 are not disclosed by survey organizations.

Tough conditions continue in Japan's home videogame software market due to a lack of significant hit products other than sequels of major home videogame software titles. The market for home videogame hardware is stagnant because the current generation of hardware has reached the end of its sales cycle. However, with next-generation hardware slated for marketing over winter 2005, the market outlook is favorable.

MOBILE TELEPHONE CONTENT MARKET SCALE

Billions of yen

	2000 (estimated)	2001 (estimated)	2002 (estimated)	2003 (estimated)	2004 (estimated)	2005 (forecast)
Mobile telephone content	44.8	119.6	175.8	205.7	233.0	266.5
Visual content	6.5	17.1	26.6	27.4	31.4	34.1
Music content	13.4	50.3	66.4	89.7	109.9	139.9
Game content	2.6	10.7	30.7	34.4	35.4	36.0
Textual content	22.3	41.5	52.1	54.2	56.3	56.5

Based on Digital Content White Paper 2005

The Japanese market for downloadable mobile telephone content, such as ring melodies, stand-by screens, and games, is expanding at a high pace. Given the ongoing evolution of mobile telephones and mobile information terminals, this market will likely see continued strong growth.

VISUAL CONTENT

Billions of yen

	2000 (estimated)	2001 (estimated)	2002 (estimated)	2003 (estimated)	2004 (estimated)	2005 (forecast)
Packaged visual content	214.1	300.7	342.0	469.5	640.1	749.2
Network visual content	0	1.0	3.9	14.7	17.3	19.4

Based on Digital Content White Paper 2005

The market for packaged visual content is expanding rapidly as a result of the rapid spread of DVD players, and the market for network visual content is growing swiftly due to the increasing availability of broadband Internet connections.

MUSIC CONTENT

Billions of yen

	2000 (estimated)	2001 (estimated)	2002 (estimated)	2003 (estimated)	2004 (estimated)	2005 (forecast)
Packaged music content	617.4	593.3	580.8	516.9	507.8	493.0
Network music content	35.1	37.5	39.4	40.1	38.2	41.0

Based on Digital Content White Paper 2005

The market for packaged music content is shrinking due to a change in the structure of demand. Meanwhile, the market for network music content is expanding as the number of music titles available for distribution increases and the development of information system environments progresses. As in Japan, overseas markets for network music content are expected to see a surge in demand.

Overview of Regulatory Revisions

The July 2004 enforcement of revisions to regulations for the Entertainment Establishments Control Law (regulatory revisions) was a watershed in markets for pachislot and pachinko machines. The following is an overview of the regulatory revisions.

REGULATORY REVISIONS

Prior to marketing, new pachislot and pachinko machines are required to receive approvals based on format testing by the Security Electronics and Communications Technology Association (SECTA), which is the testing and licensing body designated by the National Public Safety Commission, and to receive approvals from local prefectural public safety committees based on format tests.

Steps for Format Testing and Marketing of Pachislot Machines and Pachinko Machines



8
Start of Operations
Security Electronics and Communications Technology Association
Pachinko / Pachislot Halls
1
Application for Format Test
5
Contract / Delivery
2
Issuance of Format Test Results
Pachislot Machine or Pachinko Machine Manufacturer
7
Approval
6
Approval Application
4
Issuance of Format Test Results
3
Application for Format Test
Prefectural Public Safety Committee
District Police Station

The latest regulatory revisions involve changes in the rules governing mandatory format testing by SECTA and at the prefectural level. The aims of the regulatory revisions can be split into the following two general categories.

- The curbing of excessive gambling characteristics
- The elimination of improper machine use

With a view to preventing improper machine use, the regulatory revisions call for the upgrading of the structure of pachislot and pachinko machines. However, the details of regulatory revisions aimed at moderating gambling elements in game playing affect pachislot machines and pachinko machines differently.

REGULATORY REVISIONS AFFECT PACHISLOT MACHINES AND PACHINKO MACHINES DIFFERENTLY

Pachislot Machines

Main Impact of Regulatory Revisions

- Tests more detailed and stringent
- Limitation of functions that could encourage excessive gambling
- Emphasis on game playing

Before the regulatory revisions, the token payouts of pachislot machines were regarded as an important factor in earning player endorsement. Because the regulatory revisions curb gambling by setting an upper limit for payouts, pachislot machines' entertainment value will likely shift from gambling to game playing. In other words, pachislot can be transformed from a game mainly played by enthusiasts into a game that is enjoyed by a wider range of players.

Before Regulatory Revisions **After Regulatory Revisions**


Gambling
Game Playing
Game Playing
Gambling

Pachinko Machines

Main Impact of Regulatory Revisions

- Tests more segmented and stringent
- Elimination of classification of machines into three types
- Companies can develop entirely new machines

The main effect of the regulatory revisions on pachinko machines is the removal of the division of machines into three types. As a result, unprecedented playing features will likely emerge because companies can now develop pachinko machines that combine the functions of different machine classifications.



© TATSUNOKO PRODUCTION
© BANPRESTO
© Sammy

Type 1

These are called "digital" pachinko machines. Currently, most of the pachinko machines installed are type 1 machines. Generally, players win jackpots when the numbers or figures on the main LCD screen line up.

Type 2

These are called "wing" pachinko machines. Because they involve comparatively modest gambling and can be played for long periods using small sums of money, the machines are popular among less serious players. The machines have an analog feel. When pachinko balls enter the start hole, wings open. If pachinko balls happen to enter the jackpot zone in the wings, players win jackpots.

Type 3

These are called "right" pachinko machines. As with type 1 machines, players win jackpots if pachinko balls enter the jackpot zone after a line up of figures appears on the main digital display. In some machines, the number of continuous jackpots is predetermined. With few products on the market, type 3 machines account for a small percentage of machines installed.

How to Play Pachislot and Pachinko Machines

How to Play Pachislot


Liquid Crystal Display
LED Showing Accumulated Tokens
Reels
Button for Receiving Accumulated Tokens
Token Slot
Start Lever
Stop Button

Hokuto No Ken pachislot machine

© Buronson • Tetsuo Hara © Sammy

1. Pay a fee to the pachinko hall to receive tokens
2. Put a token into the machine's token slot
3. Push the start lever
4. Push the stop buttons to halt the reels
5. If the combination of figures makes a winning line, the machine pays out tokens
6. Tokens won from jackpots and other wins can be exchanged for various products, according to the number of tokens won

How to Play Pachinko


Board Face
Liquid Crystal Display
Start Hole
Jackpot Mouth
Upper Tray
Start Handle

CR Hakushon Daimao 2 pachinko machine

© TATSUNOKO PRODUCTION
© BANPRESTO © Sammy

Type 1 machines
(the most common type at present):

1. Pay a fee to the pachinko hall to receive pachinko balls
2. Put the pachinko balls in the machine's upper tray
3. Turn the start handle to fire the pachinko balls across the board face
4. When a pachinko ball goes into the start hole, the liquid crystal display begins rotating
5. If the combination of figures makes a winning line, a jackpot is won and the jackpot mouth opens
6. Pachinko balls won from jackpots and other wins can be exchanged for various products, according to the number of pachinko balls won

MUSHIKING: The King of Beetles

A children's trading card game machine, *MUSHIKING: The King of Beetles* has become a runaway success among elementary-school-age boys since its launch in January 2003, with approximately 9,000 amusement machines installed and more than 150 million trading cards sold through March 31, 2005. In creating *MUSHIKING: The King of Beetles*, SEGA has inaugurated a new market in children's trading card games. Leveraging that business model, we have created the *Oshare Majo Love and Berry* amusement machine, which targets girls in the lower grades of elementary school and is seeing rapid growth in installations. In addition to developing and marketing further trading card games in Japan, we aim to roll out the format overseas.



Oshare Majo Love and Berry children's trading card game

© SEGA, 2004

THE DISTINCTIVE FEATURES OF THE *MUSHIKING: THE KING OF BEETLES* BUSINESS MODEL

- We lease the amusement machines to amusement center operators free of charge and receive a portion of the revenues from trading card sales as royalties. The potential market for such amusement machines is huge because they can be installed in small spaces, enabling installation not only in amusement facilities but also in such locations as shopping centers and small stores.
- Each game played costs ¥100, and players receive a trading card for each game played, a unique amusement-machine feature that cannot be replicated by home videogames.
- In addition to the enjoyment of collecting more than 100 types of trading cards, players can freely customize the strength and attacking capabilities of beetles through various different combinations of trading cards and then have their creations do battle. Those appealing features have earned trading card game player endorsement and sustained popularity.
- Compared with the transient popularity of conventional game characters for children, *MUSHIKING: The King of Beetles* has the potential to realize long-term popularity and to expand in markets worldwide because the game's subject matter is something that exists around the world – beetles.

How to Play MUSHIKING: The King of Beetles ?

Beetle Card



Skill Card


SEGA

1. Insert a ¥100 coin
2. The machine randomly issues a *Beetle Card* or *Skill Card*
3. Select to play solo (CPU) or to play with a friend (battle mode)
4. Scan any *Beetle Card* and up to three *Skill Cards* (if no cards are scanned, a beetle appears)
5. Play scissors-stone-paper, the winner's beetle attacks the loser's beetle
6. The first to drain the strength of the opposing beetle is the winner

© SEGA, 2003

SEGA SAMMY HOLDINGS

SEGA SAMMY HOLDINGS INC.
Shiodome Sumitomo Building, 1-9-2 Higashi Shimbashi,
Minato-ku, Tokyo 105-0021, Japan


SEGA SAMMY
HOLDINGS

Printed in Japan

An Interview with the Chairman

From Vision...



The SEGA SAMMY Group has carried out a range of measures to cement its foundations. Now, we will fuel growth by unleashing synergies among our business areas. The Group is moving forward boldly to claim the ultimate prize: the title of world number one.

The concrete benefits of the management merger will probably start coming into focus soon. What do you expect to see?

I anticipate that spinning off SEGA's and Sammy's North American development subsidiaries and the integration of overseas Group companies as part of rationalization efforts in fiscal 2005 will free up roughly ¥6 billion.

Further, the business synergies based on content sharing and development collaborations will very probably enhance earnings. For example, the content of *MUSHIKING: The King of Beetles*, originally the mainstay of Amusement Center Operations, is already being shared and developed for other applications among our subsidiaries. We will be able to give full play to such synergy benefits because of the broad sweep of our entertainment portfolio. What's more, the size and diversity of the Group will give us a distinct advantage when acquiring and leveraging intellectual property. We estimate that Group-based acquisition and utilization of intellectual property will generate savings of ¥2 billion. Further, joint purchasing of components by Group companies will enable cost reductions through economies of scale. The exact cost benefits will firm up in the medium term. But I expect savings in the region of ¥1 billion. Also, the realignment of Group companies at home and abroad created a more-efficient management system that will probably reduce costs by ¥1 billion.

At this juncture, I expect that quantifiable cost synergies from the merger, such as those I just mentioned, will be approximately ¥10 billion. And, those freed-up resources will be ploughed back into the Group's medium-term business initiatives. Moreover, I believe that many of the benefits of the merger that cannot really be measured at this point will figure large in future earnings performance.

MANAGEMENT MERGER BENEFITS

Measure	Details	Savings
Reorganization of overseas development subsidiaries	• SEGA's North American development subsidiary VISUAL CONCEPTS ENTERTAINMENT, INC., spun off • Sammy's North American development subsidiary Sammy Studios, Inc., spun off • Overseas Group companies integrated	Approximately ¥5 billion–¥6 billion
Content sharing	• Sharing of *MUSHIKING* and other popular content, joint acquisition of copyrights	Approximately ¥1 billion–¥2 billion
Joint purchasing	• Joint acquisition of common electronic components	Approximately ¥1 billion
Reorganization of Group companies	• Redeployment of outstanding personnel	Approximately ¥1 billion

o
REALITY

Hajime Satomi, Chairman and CEO

...ne 2005)

What kinds of merger intangibles are likely to boost future earnings?

First and foremost, I think we will reap rewards by optimizing personnel deployment and encouraging collaboration among divisions. Following the merger, the Group embarked on an ambitious business reorganization and efforts to match the right employees with the right jobs. We appointed employees to positions in which they can exercise their individual talents to the fullest. I have high hopes that this redeployment will enhance the Group's organizational strength. As part of business reengineering initiatives, we restructured SEGA to strengthen teamwork between the Amusement Machine Sales Business and Amusement Center Operations and to create a platform for intensified coordination among the development divisions of the Consumer Business. I am confident that, by allowing us to produce even more competitive products, that reorganization will contribute to our performance.

Next, the merger has dramatically increased SEGA's business development capabilities. Although SEGA has a rich stock of very promising ideas, it lacked the cash to translate them into concrete ventures. The merger has enabled SEGA to draw on Sammy's abundant cash flows to convert those ideas into solid business opportunities. The merger will also enable Sammy to dramatically increase the appeal of its products by drawing on SEGA's premium-quality content and advanced technological development capabilities.

Another advantage of the merger is an enriched product mix that will significantly boost the entire Group's business development capabilities. For example, in amusement machine sales SEGA has expertise in high-end products, such as network games, while Sammy's forte lies in relatively low-end products that appeal to children. In other words, the diverse product mix resulting from the merger enables us to cover the needs of a wide customer base using only SEGA's and Sammy's lineups, which will significantly boost the market competitiveness of the Amusement Machine Sales Business.

SEGA'S AND SAMMY'S BUSINESS DEVELOPMENT CAPABILITIES DRAMATICALLY INCREASED


Sammy able to leverage SEGA's outstanding content
and advanced technological development capabilities
Sammy
SEGA
Construction
of a muscular
R&D
organization
Strategic
investment in
growth areas
Acceleration
of overseas
business
development
SEGA able to draw on abundant cash flows generated
by Pachislot and Pachinko Businesses



The SEGA SAMMY Group has set forth the vision of becoming the world's number one comprehensive entertainment company. Can you please elaborate on what type of company SEGA SAMMY HOLDINGS wants to become?

The SEGA SAMMY Group pursues wide-ranging entertainment-related operations that stretch from pachislot machines and pachinko machines to amusement machines, amusement center operations, home videogame software, online games, services for mobile telephones, toys, and animation products. Our first move will be to hone those core businesses as far as possible to ensure each establishes robust competitiveness in markets worldwide. Then, we will expand the scope of our operations by independently developing or acquiring entertainment operations in areas around those core businesses. Through that process, the ultimate aim of the Group is to dominate its chosen business spheres and command world-leading revenues and earnings in each business area.

Before asking you about strategies for specific segments, what are the prospects in the markets for pachislot and pachinko machines in the wake of regulatory revisions?

I think we have to talk about pachislot machines and pachinko machines separately when considering the impact of the July 2004 revision of gaming machine regulations.

Looking at the pachislot machine market first, since regulatory revisions manufacturers have found it difficult to obtain approval for machines. However, they are aggressively developing new-format machines, which should start coming onto the market during 2005. We will probably see new-format pachislot machines that, compared with old-format machines, emphasize entertainment more than gambling by using liquid crystal displays and other features. Manufacturers will likely roll out pachislot machines that are less volatile — to some extent curbing the amounts that customers can win in short periods of time. Some people may imagine that such a trend will reduce the number of pachislot fans. However, I do not think there is any cause for concern. I strongly suspect a large number of less-frequent users — whose numbers had been dwindling in the old-format pachislot machine market — will be drawn back by the emergence of machines with enhanced entertainment value. Moreover, the new-format machines will attract new users. In other words, the pachislot machine market has plentiful untapped sources of growth.

Meanwhile, in fiscal 2005 manufacturers marketed a succession of new-format pachinko machines with diverse playing features. As a result, the pachinko machine market saw demand surge as pachinko halls rushed to change over machines. Regulatory revisions have removed the classification of pachinko machines into three groups, making it possible to develop completely new types of machines. However, the new-format pachinko machines marketed in the fiscal year under review had similar specifications to the old-format machines in terms of playing value. In 2005, a completely fresh genre of pachinko machines reflecting the main thrust of the revised regulations is expected to appear in the market. Therefore, manufacturers' ability to develop player friendly, appealing new-format machines will seal their fate. Naturally, the SEGA SAMMY Group views those developments as presenting a perfect opportunity to grow its share of the pachinko machine market and is channeling resources into the development of new-format pachinko machines.

Faced with the business conditions created by regulatory revisions, what strategies will the Group implement for the Pachislot and Pachinko Businesses?

In the pachislot business, I expect that demand for old-format machines will remain heavy until manufacturers are able to start bringing new-format machines to market. Accordingly, we will strategically launch old-format pachislot machines that we have waiting in the wings while aggressively developing new-format machines. The runaway success of the *Hokuto No Ken* pachislot machine has reconfirmed Sammy's overwhelming prowess in the development of pachislot machines that combine softer gambling characteristics and heightened entertainment value by blending pachislot games with animation scenarios and other innovations. The ongoing infusion of talent from SEGA will make Sammy simply unbeatable in the development of those types of products. Today's mainstream pachislot machines use liquid crystal displays to splice graphic images into the dynamics of traditional pachislot games. Marrying SEGA's imaging technology and outstanding game content with Sammy's pachislot technology realizes a dream matchup. On the other hand, such collaborations will amply reward SEGA by generating earnings from simulation game software for the new pachislot machines and from pachislot machines designed for amusement centers. This is an example of how business synergies will drive the Group's growth. Based on such joint initiatives, as a market leader, the SEGA SAMMY Group will pioneer product categories among new-format pachislot machines by shipping innovative pachislot machines that earn market endorsement.

MEDIUM-TERM MANAGEMENT PLAN

SEGA SAMMY Group Billions of yen


800
600
400
200
0
200
150
100
50
0
05/3
06/3 (plan)
07/3 (plan)
08/3 (plan)

Billions of yen	2005/3 (Performance)	2006/3 (Plan)	2007/3 (Plan)	2008/3 (Plan)
Net sales	515.7	567.0	680.0	800.0
Operating income	105.1	100.0	140.0	165.0
Net income	50.6	56.0	85.0	90.0

Having largely completed the construction of our operational platform, we will move forward to achieve steady, sustainable earnings growth.

- We will extensively exploit our unrivaled, balanced business portfolio.
- We will develop a commanding position in the entertainment industry.

Others
Consumer Business
Amusement Center Operations
Amusement Machine Sales Business
Pachislot and Pachinko Businesses
Net Sales (left scale)
Operating Income (right scale)

In the pachinko business, the regulatory changes have opened up the way for the creation of entirely novel types of pachinko machine. For Sammy, this is a not-to-be-missed chance to claim further market share. In the pachislot machine market Sammy has won high praise and steadily grown market share by consistently developing and being first to market with new-genre machines. In the same way, we will continue to trail blaze and accelerate the marketing of original pachinko machines. Further, looking to quickly carve out one of the largest shares of the pachinko machine market, the Company will fortify its development capabilities to enhance product quality and to obtain more machine approvals.

Our ambitions in this area are by no means restricted to pachislot and pachinko machines. We will also offer one-stop pachinko hall services through the development of a broad platform of new businesses that will offer peripheral equipment, pachinko hall design services, prizes, and other products and services.

Please outline your strategies for the Amusement Machine Sales Business and Amusement Center Operations.

In Japan, our Amusement Machine Sales Business segment has a broad palette of products, from such advanced, high-value-added products as network games through to basic games that children enjoy. By exploiting the breadth of that business portfolio to address the needs of a wide customer base, we intend to increase the presence of our machines in amusement centers and enhance earning power.

Although overseas markets have burgeoning potential, few companies sell amusement machines. Given SEGA's outstanding expertise in this field, amusement machines represent a ripe market. Accordingly, we aim to work hard to bolster our marketing organization to expand sales channels overseas. At the same time, we will spare no effort to increase the percentage of revenues generated outside Japan in the medium term by developing products that accurately reflect the considerable variations in demand from country to country.

For domestic Amusement Center Operations, we will pursue a scrap-and-build strategy that will upsize and improve the profitability of existing centers. Meanwhile, the SEGA SAMMY Group will draw more customers by opening new amusement centers in collaboration with a range of other business formats. Another priority strategy is to laterally deploy the business model established by *MUSHIKING: The King of Beetles* to cultivate new markets.

Pachislot and Pachinko Businesses
NET SALES Billions of yen



400
300
200
100
0
05/3
06/3 (plan)
07/3 (plan)
08/3 (plan)
Others
Pachinko
Pachislot

Billions of yen / Thousands of units		2005/3 (Performance)	2006/3 (Plan)	2007/3 (Plan)	2008/3 (Plan)
Net sales	Pachislot	221.1	171.8	185.9	189.2
	Pachinko	44.4	94.6	115.3	141.4
	Others	14.6	17.6	28.8	40.4
Total sales		280.1	284.0	330.0	371.0
Operating income		103.9	86.0	107.1	112.1
Unit sales	Pachislot	677	580	580	580
	Pachinko	233	430	480	580

Responses to the Post-Regulatory-Revision Market Environment

Pachislot Business strategy — maintain dominant market share

- Strategically market volumes of quality old-format machines that overwhelm competitors
- Develop products that emphasize entertainment value

Pachinko Business strategy — claim one of the largest market shares as early as possible

- Increase number of machine approvals by strengthening development capabilities
- Build the Sammy brand by bolstering product appeal and marketing capabilities

Cater comprehensively to needs related to pachinko halls by offering one-stop pachinko hall services

- Provide a broad menu of products and services that include peripheral equipment, pachinko hall design services, and prizes as well as pachislot machines and pachinko machines

...so, we believe that forays overseas are a crucial issue for Amusement Center Operations. In addition to rolling out facilities abroad to increase earnings, we will take the initiative in cultivating new regional markets. Through such measures, we aim to benefit amusement machine sales. In other words, those segments will grow symbiotically by rigorously analyzing and pooling information on market demand.

...at are the Company's strategies for the Consumer Business?

...anticipated emergence of high-performance, next-generation game consoles this winter will likely trigger further ...ganization of home videogame software markets worldwide, as companies lacking development capabilities and capital resources fall by the wayside. Against that backdrop, in Japan's maturing market we plan to operate with close attention ...profitability by taking advantage of reinforced organizational and profit structures and by only marketing software ...les that are sure to generate earnings. Overseas, local development capabilities are a must in order to precisely cater ...each market's unique needs. Moreover, I think we are fast approaching an era of global competition for survival among home videogame software producers that will offer us a chance to move forward. Mindful of the need for local operations and global competitiveness, we intend to assemble a powerful, multinational development organization by enthusiastically welcoming development companies with high-profile titles or brand names onboard the SEGA SAMMY juggernaut.

...medium-term plans call for nurturing the online games business into an earnings mainstay by breaching growth markets in China and other parts of Asia. To that end, in fiscal 2006 we will concentrate on forward investment to put operational bridgeheads in place. Further, we aim to roll out a raft of measures to create new markets through the deployment of services based on mold-breaking mobile telephone content.

...the toys business, we will continue in-house product planning and development. At the same time, the Group aims to generate synergies through the multifaceted exploitation of leading content — using the strategies that enabled *...USHIKING: The King of Beetles* to contribute substantially to fiscal 2005 performance.

Amusement Machine Sales Business
NET SALES Billions of yen



100
80
60
40
20
0
05/3
06/3 (plan)
07/3 (plan)
08/3 (plan)
Overseas
Japan

Billions of yen / %		2005/3 (Performance)	2006/3 (Plan)	2007/3 (Plan)	2008/3 (Plan)
Net sales	Japan	54.4	58.0	63.0	73.0
	Overseas	8.9	10.0	12.0	17.0
Total sales		63.3	68.0	75.0	90.0
Operating income		7.4	8.5	9.5	10.0
Percentage generated by overseas sales		14.1	14.7	16.0	18.9

Global Business Development Based on Enhanced Lineups

Japan

- Actively develop products differentiated by high added value
- Entrench the *UFO Catcher* series, amusement center pachislot machines, and other amusement machines as stable earnings bases
- Market aggressively to such markets as shopping malls

Overseas

- Forcefully cultivate businesses in overseas markets that are promising because of their potential size and scarcity of competitors
- Provide products in step with market demand and characteristics
- Make optimal use of established sales channels

The Group's usage of cash flows is of considerable interest to shareholders and other investors. What are the Company's strategies in that respect?

In the short term, we will appropriate the cash flows generated by Sammy's Pachislot and Pachinko Businesses to implement ordinary capital investment and to strengthen our growth base through the aggressive pursuit of M&A in Japan and overseas and through reinvestment in high-profit, strong-growth businesses. In the medium term, we plan to realize a more balanced cash flow structure by increasing the proportion of cash flows from amusement-related and other businesses.

SEGA SAMMY HOLDINGS regards returning profits to its shareholders as a priority management issue. In addition to investing decisively to grow corporate value, the Company will reflect performance in dividend policy.

CASH FLOW MANAGEMENT



Amusement Center Operations
Consumer Business
Amusement Machine Sales
Pachislot and Pachinko
Amusement Center Operations
Consumer Business
Amusement Machine Sales
Cumulative free cash flows of approximately ¥240 billion over three years
Pachislot and Pachinko
Toward a balanced cash flow structure

Investment Strategies

- Undertake M&A, major strategic investment in high-earning businesses, and ordinary capital investment
- Raise percentage of free cash flows from amusement-related businesses
- Revamp investment benchmarks, emphasizing return on investment

Measures for Returns to Shareholders

- Continue to reflect performance in dividend payments while maintaining a balance with strategic investment to grow corporate value

Amusement Center Operations
NET SALES Billions of yen



150
120
90
60
30
0
05/3
06/3 (plan)
07/3 (plan)
08/3 (plan)

Billions of yen	2005/3 (Performance)	2006/3 (Plan)	2007/3 (Plan)	2008/3 (Plan)
Net sales	83.2	106.0	120.0	134.0
Operating income	5.5	11.0	12.5	13.5
Number of amusement centers	477	468	454	443
Capital investment	24.9	26.8	30.2	30.7

Enhancement of Existing Amusement Centers' Profitability and Development of New Businesses

Strategies for Existing Amusement Centers

- Pursue scrap-and-build strategy focused on profitability
- Draw more customers and increase earnings by energizing amusement center marketing

Strategies for New Businesses

- Develop the *MUSHIKING: The King of Beetles* business model horizontally
- Roll out large-scale entertainment complexes boldly
- Pioneer overseas markets



Lastly, what is your message to shareholders and other investors?

At present, the pace of realignment in Japan's entertainment industry is increasing as companies try to ensure their survival. In that environment, SEGA SAMMY HOLDINGS enjoys unmistakable advantages that will enable it to triumph. For example, we have completed business reorganization ahead of competitors; our balanced business portfolio is unmatched; and we have a solid operational platform that generates formidable cash flows. Of course, some of our businesses still need to be strengthened. We aim to beef up such operations by actively pursuing M&A. At the same time, we aim to further strengthen robust businesses. Through those efforts, we want to construct an unassailable market position. However, our focus will not be exclusively on growing business size and earnings. We firmly believe that benefiting society is a major management mission. Therefore, we are committed to fulfilling our obligations by contributing to society and by strengthening compliance structures.

The SEGA SAMMY Group has put forward the very ambitious vision of becoming the world's number one comprehensive entertainment company. I think that we are more than capable of realizing that goal if each one of our employees shares the vision and the Group moves forward in unison. In closing, I ask our shareholders and other investors for their continued backing as we use the management merger to catapult the SEGA SAMMY Group to even greater heights.

Consumer Business
NET SALES Billions of yen



200
160
120
80
40
0
05/3
06/3 (plan)
07/3 (plan)
08/3 (plan)
Network and other games
Home videogame software

Billions of yen / Thousands of copies		2005/3 (Performance)	2006/3 (Plan)	2007/3 (Plan)	2008/3 (Plan)
Net sales	Game software	39.4	49.6	67.3	81.0
	Network and other games	25.9	35.4	57.7	84.0
Total sales		65.3	85.0	125.0	165.0
Operating income (loss)		(8.8)	(1.0)	14.5	30.0
Home videogame software copies sold	Japan	3,380	4,690	4,710	4,950
	Overseas	8,400	10,680	14,600	17,440
R&D expenses		21.7	21.3	27.1	28.8

Creation of Key Earnings Drivers through Aggressive Business Development

Home videogame software business

- Pursue operations in Japan with a strong focus on profitability
- Further establish presence in markets in Europe and the U.S.

Network, online, and mobile telephone games businesses

- Break into growth markets
- Shore up mobile telephone content business
- Foster new markets and businesses beyond existing mobile telephone content business

Toy business

- Expand businesses that combine entertainment and education
- Generate synergies through full utilization of Group's outstanding content



© Buronson • Tetsuo Hara
© Sammy

Pachislot Machine

Hokuto No Ken

Melding the playing pleasure of pachislot games with the scenario of a mega-hit animation series to realize unprecedented entertainment value, *Hokuto No Ken* secured itself a permanent place in the history of pachislot machines by going far beyond the previous record for cumulative unit sales.

CONSTE



© SEGA

Prize Game

The UFO Catcher Series

Debuting in 1985, this amusement center game machine has a crane that players use to pick up prizes. Amusement centers nationwide feature the *UFO Catcher* series, which is Japan's most commonly installed prize game machine.



Game Software Character

Sonic

Sonic the Hedgehog, to give SEGA's game software character its full title, has starred in numerous game software series for a wide variety of game platforms. A supersonic hedgehog that is a hero among children the world over!

E

LATION



© SEGA, 2003

Trading Card Game Machine

MUSHIKING: The King of Beetles

...tailing amusement game machine rental and trading card sales. *MUSHIKING: The King of Beetles* has become a massive hit among boys in the lower grades of elementary school that is spilling over into such diverse areas as a television animation series, home videogames, and movies. As we steadily develop *MUSHIKING* into a new growth driver and business model.

Pachislot and Pachinko Businesses

SEGA SAMMY HOLDINGS' first fiscal year was from October 1, 2004, to March 31, 2005. However, fiscal 2005, the year under review, was from April 1, 2004, to March 31, 2005.

Shipping the highest number of units in the history of the pachislot machine industry, the Sammy brand pachislot machine *Hokuto No Ken* reasserted Sammy's overwhelming technological superiority and sheer creativity. We were also able to fully exercise those talents in the production of our new-format pachinko machine compatible with revised regulations.

Fiscal 2005 Business Conditions

Fiscal 2005 saw a continuation of the recent marked trend toward developing bigger pachinko halls. Partly due to the favorable impact of hit machines, pachinko hall operators are increasingly willing to invest in new machines.

In July 2004, regulations for the Entertainment Establishments Control Law of Japan were revised primarily to curb the gambling elements and strengthen measures to prevent improper usage of pachislot and pachinko machines. Pachislot machine manufacturers are actively developing new-format machines but are having difficulty obtaining machine approvals. The market is looking forward to the early appearance of new pachislot machines with enhanced entertainment value. Meanwhile, by removing the classification of machines into three groups, the new regulations have significantly broadened the scope for the development of new types of pachinko machines. As a result, the market is eagerly awaiting the emergence of enriched pachinko machine lineups.

Business Overview

In pachislot business, *Hokuto No Ken* posted 357,000 unit sales in fiscal 2005 alone. The seamless integration of pachislot game features with animation scenarios has built up a huge fan base for *Hokuto No Ken,* which has completely rewritten the pachislot industry's unit sales records. Through March 2005, the machine had sold 617,000 units since its October 2003 debut. Moreover, a wide variety of our other businesses have benefited from the phenomenal success of *Hokuto No Ken*. For example, prizes for pachinko halls featuring the characters of *Hokuto No Ken* have sold briskly.

One of the arms of Sammy's multibrand strategy, the subsidiary that operates the RODEO brand again displayed Sammy's unrivaled talent for surprising the market with trailblazing offerings. For example, RODEO marketed the *Kaiji* pachislot machine, which has expanded playability by featuring the industry's first 13-inch, all-LCD reel window, and *Onimusha 3,* which is based on the blockbuster home videogame software *Onimusha 3*. Also, in fiscal 2005 Sammy began unit supply of pachislot machines to IGT Japan K.K. As a result, the pachislot business smashed Sammy's unit sales record for the second straight year, achieving a year-on-year increase in unit sales from 592,000 units to 677,000 units.

UNIT SALES OF PACHISLOT MACHINES

Brand	2004/3	**2005/3**
Sammy	7 models	**2 models**
	360,487 units	**416,994 units**
RODEO	7 models	**4 models**
	147,167 units	**165,239 units**
Unit supply*	3 models	**3 models**
	84,100 units	**94,700 units**
Total	17 models	**9 models**
	591,754 units	**676,933 units**

* Unit supply to K.K. Aristocrat Technologies and IGT Japan K.K.

In the pachinko business, we continued to strategically buttress development capabilities—targeting the new market environment in the wake of regulatory revisions. In fiscal 2005, Sammy launched its inaugural new-format pachinko machine *CR Hakushon Daimao 2*, which earned high marks from users, by combining the diverse playing features that characterize the new crop of machines and a large 10.4-inch screen that faithfully recreates the images of a popular animation series. Further, the increases in the average unit sales for pachinko machine models testified to the benefits of bolstering our development capabilities. Average machine sales per model jumped from the previous fiscal year's 20,000 units to 30,000 units in fiscal 2005. The pachinko business saw a decline in shipments from the previous fiscal year's 248,000 units to 233,000 units. However, that decrease was due to our decision in light of brisker-than-expected pachislot machine sales to promote medium-term growth by strategically holding over the sales launches of two pachinko machines that had been slated for introduction in fiscal 2005 until the current fiscal year.

In fiscal 2005, in the peripheral equipment business, which markets pachinko ball and token dispensing machines and other equipment, and the pachinko hall design business, we focused on preparing the ground for the rollout of strategies in fiscal 2006 through collaborations within the Group aimed at strengthening marketing capabilities.

As a result of those efforts, the Pachislot and Pachinko Businesses segment posted net sales of ¥280.1 billion and operating income of ¥103.9 billion.

YEAR-ON-YEAR PERFORMANCE Billions of yen

	2004/3		2005/3
	Sammy	SEGA	SEGA SAMMY
Pachislot machines	170.4	–	**221.1**
Pachinko machines	49.1	–	**44.4**
Others	7.1	–	**14.6**
Total sales	226.6	–	**280.1**
Operating income	84.6	–	**103.9**



CR Hakushon Daimao 2
pachinko machine

© TATSUNOKO PRODUCTION
© BANPRESTO
© Sammy


BIG
BONUS

Onimusha 3
pachislot machine

© CAPCOM CO., LTD. 2004 ALL RIGHTS RESERVED.
© Sammy © RODEO

Taking advantage of regulatory reforms, the Pachislot and Pachinko Businesses will further entrench the Sammy brand's standing by focusing awesome development capabilities on the creation of products that break with convention.

Market Trend Projections and Business Strategy

We expect the number of frequent pachislot machine users will edge down slightly due to the July 2004 enforcement of revisions to regulations for the Entertainment Establishments Control Law, which essentially moderate the gambling elements of pachislot machines, seek to prevent improper usage of those machines, and increase the emphasis on entertainment value. On the other side of the coin, that emphasis on entertainment value enables the development of appealing pachislot machines that beginners can enjoy. We see considerable potential for drawing customers into the pachislot market, including market reentry by players that had been gradually deterred by the escalation of gambling characteristics in recent years and market entry by young first-time players. Based on those projected market trends, the Group will work to extend its technological lead in the pachislot business by further honing the outstanding development capabilities that gave birth to the imaging and playability of the *Hokuto No Ken* pachislot machine. Further, guided by our development vision "Sammy...the wellspring of new ideas," we aim to contribute to market expansion by attracting new users through the development of innovative pachislot machines with wide appeal that reflects the gist of the revised regulations. In addition to those development strategies, the pachislot business will take steps to strengthen its marketing capabilities. Through the above initiatives, the Group aims to generate unparalleled annual unit sales and maintain the largest share of the pachislot machine market.

Meanwhile, a great variety of pachinko machines are expected to emerge because the recent regulatory changes have lifted some of the previous limitations on machine development. Since the end of 2004, new-format pachinko machines have been replacing old-format pachinko machines at a gathering pace. However, those new machines lack novelty because they are largely based on the previous generation of machines. Therefore, the market is looking forward to the appearance of truly novel pachinko machines that exploit the removal of the categorization of old-format pachinko machines into three types. Given that market environment, the strategic deployment of our lineup of highly appealing pachinko machines will be key to claiming one of the largest shares of the pachinko machine market at an early stage. Accordingly, we will focus our efforts on enhancing lineups by honing development capabilities and increasing the number of approvals that we hold. And, Sammy is taking ongoing concrete measures to increase development personnel numbers. In tandem with those initiatives, we will work hard to create a more robust marketing organization. Also, as with our approach to pachislot machines, we intend to further assert Sammy's brand identity in the pachinko machine market by strategically developing pachinko machines that feature our signature daring and originality.

In addition, the SEGA SAMMY Group believes that the creation of businesses in new areas will contribute to further growth of the Pachislot and Pachinko Businesses. Therefore, plans call for the aggressive development of one-stop pachinko hall services that will supplement mainstay pachislot machine and pachinko machine sales. That business will include the production and sale of peripheral equipment; the design, development, and construction of pachinko halls; event production and other operational backup services; and product development for the enhancement of pachinko halls' prizes.


Realize synergies with operations for facility design and construction and peripheral equipment business
Undertake contracts for pachinko hall development and location surveys; prepare business strategies for leasing management
Facilities Development
Strengthen development capabilities for pachinko hall computer systems and other systems
Peripheral Equipment
Offer network-based security solutions
Realizing Total Pachinko Hall Production and Consultation Services
Support sales promotions; produce events (comprehensive management consultation services)
Operational Support
Pachislot and Pachinko Machine Sales
Prizes
Undertake maintenance contracts; sell mail-order pachinko hall equipment
Develop new products; enhance and expand lineups through collaborations with Group companies


BONUS

NEW-FORMAT PACHINKO MACHINE *CR HOKUTO NO KEN*

Installation commenced July 2005

CR Hokuto No Ken is a pachinko machine version of the most successful pachislot machine ever – *Hokuto No Ken.* Not only have we incorporated the pachislot machine's highly popular playability and LCD imaging that faithfully recreates the world of the original animation series, we have added new scenes and playing features that make for an even more thrilling game. *CR Hokuto No Ken* epitomizes the Group's development strategy of creating highly entertaining models to grow the presence of the Sammy brand in the pachinko machine market.

© Buronson • Tetsuo Hara / NSP © Sammy

Amusement Machine Sales Business

SEGA SAMMY HOLDINGS' first fiscal year was from October 1, 2004, to March 31, 2005. However, fiscal 2005, the year under review, was from April 1, 2004, to March 31, 2005.

As the market trended toward recovery, mainstays sold briskly, including *UFO Catcher* and high-value-added lineups featuring the Group's superior technology.

Fiscal 2005 Business Conditions

In the amusement machine sales industry, games using trading cards and played against opponents through networks were the strongest sellers. Further, shipments of family-oriented offerings, such as prize crane machines and medal game machines for children, were upbeat. Also, pachislot machines and pachinko machines adapted for amusement centers began to bed down in the market. Overall, the market's recovery trend became more pronounced on the back of stepped-up openings of medium-to-large amusement facilities.

Business Overview

In the Amusement Machine Sales Business, sales of the *Revolution II* series medal game pachislot machine, which we have designed for amusement centers, were favorable. And, vigorous openings of medium-to-large amusement facilities drove up shipments of such mainstays as *UFO Catcher 7*. Other strong-selling product ranges included high-value-added amusement machines that have spawned new game paradigms based on networking or card trading, such as *Quest of D* and *Sangokushi Taisen* launched in fiscal 2005. Meanwhile, prize sales remained steady due to the popularity of customized products and *MUSHIKING* merchandise and to the benefits of ongoing collaborations with other companies. While Sammy's perennial strength is the creation of low-priced products and medal game machines for low-age groups in Japan and overseas, SEGA boasts capabilities in the development of high-value-added, functional products targeting comparatively upmarket users in Japan. Combining those different competences through the merger of the companies has realized significant benefits. We have enhanced product lineups while establishing a platform for the development of operations at home and abroad.

As a result, the segment's net sales totaled ¥63.3 billion, while operating income was ¥7.4 billion.

YEAR-ON-YEAR PERFORMANCE — Billions of yen

	2004/3		2005/3
	Sammy	SEGA	**SEGA SAMMY**
Net sales	7.8	60.4	**63.3**
Operating income (loss)	(1.7)	12.0	**7.4**



Sangokushi Taisen
networked action game
© SEGA, 2005

While increasing our share of the domestic market by exploiting high-value-added products and an extensive product portfolio, we will cultivate overseas markets by developing offerings that match their characteristics.

Market Trend Projections and Business Strategy

We expect ongoing solid demand for mainstay amusement machines in the domestic market as operators continue to enlarge their amusement facilities. In addition, high-value-added amusement machines that use networking or trading cards will likely penetrate the market further. Also, because there are comparatively few competitors, powerful lineups and marketing are likely to make overseas markets very rewarding for SEGA. By the same token, because few companies have yet to launch full-fledged operations in amusement machine sales, markets have to be cultivated.

In light of those market trends, in domestic amusement machine sales the Group will pool its advanced technical capabilities to continue introducing very profitable high-value-added products that differentiate its lineups. Moreover, armed with the extensive battery of products that the management merger has given us, we will take a larger share of the amusement machine market by meeting the needs of a wide range of age groups and customer types.

As in domestic markets, we are eager to grow market share in markets overseas. Therefore, we will steadily develop products that match the distinctive needs of each region while taking pains to market products precisely. To underpin those efforts, the Group will strengthen the marketing and organizational systems of its overseas sales bases and enhance sales channels. Further, to ensure accurate identification of market demand, the Amusement Machine Sales Business segment will collaborate more closely with the Amusement Center Operations segment.



Star Horse Progress 2 New Generation large-scale medal game machine
© SEGA CORPORATION, 2005

AN EXTENSIVE PRODUCT PORTFOLIO ABLE TO MEET THE NEEDS OF ALL TYPES OF PLAYERS IN ALL AGE GROUPS


Hi-tech products
Low-tech products
Low-priced products
High-priced products
Sammy's Market Strength
SEGA's Market Strength
Videogame machine Virtua Fighter 4
Network mahjong game machine MJ2
Sports game machine WCCF
Large-scale medal game machine Star Horse Progress 2 New Generation
Medal game machine Revolution II series
Medal game machine Kid's series
Prize game machine UFO Catcher 7

Amusement Center Operations

SEGA SAMMY HOLDINGS' first fiscal year was from October 1, 2004, to March 31, 2005. However, fiscal 2005, the year under review, was from April 1, 2004, to March 31, 2005.

Our new *MUSHIKING: The King of Beetles* earnings model turned in another strong performance. And, the cultivation of the *MUSHIKING* model across our operations steadily germinated fresh markets.

Fiscal 2005 Business Conditions

In the first half of fiscal 2005, the amusement center industry flagged due to the effect of the Athens Olympics and a heat wave. While closures of small amusement facilities continued, openings of large amusement facilities advanced apace. Further, the performance of shopping mall amusement centers targeting children remained steady. In such amusement centers, game machines for children based on trading cards were particularly successful.

Business Overview

In fiscal 2005, the segment saw lackluster net sales overall. *UFO Catcher 7* and other prize games buoyed first-half results despite challenging business conditions; however, the absence of large-product launches in the second half counteracted those gains. *MUSHIKING: The King of Beetles,* a children's trading card game, has snowballed into a major hit mainly among boys in the lower grades of elementary school. And, that business format has become a significant cash cow—rolling out 9,000 machines and selling more than 150 million trading cards from the product's sales launch through March 31, 2005. Further, we are steadfastly creating new markets. Taking the *MUSHIKING: The King of Beetles* game concept as a template, we developed *Oshare Majo Love and Berry* to target girls in the lower grades of elementary school, a group considered difficult to win over using conventional amusement machines and facilities. Since its launch, that game has enjoyed robust rentals and sales.

In July 2004, we cut the tape on *Sammy EBISU Plaza,* a comprehensive entertainment facility that includes the *Dotonbori Gokuraku Shotengai* shopping mall theme park, which recreates the ambiance of streets in the Dotonbori district of Osaka in the 1920s and 1930s, a karaoke restaurant with private rooms, a large-scale amusement facility operated by the SEGA SAMMY Group, and other facilities.

Consequently, net sales amounted to ¥83.2 billion, and operating income was ¥5.5 billion. In fiscal 2005, the Group opened 24 amusement centers and closed 42, giving a total of 477 amusement centers at fiscal year-end. The segment booked capital expenditures of ¥24.9 billion and depreciation of ¥11.9 billion.

YEAR-ON-YEAR PERFORMANCE — Billions of yen

	2004/3		2005/3
	Sammy	SEGA	SEGA SAMMY
Net sales	–	69.9	**83.2**
Operating income	–	6.1	**5.5**

OSHARE MAJO LOVE AND BERRY

Adapting the *MUSHIKING: The King of Beetles* game format that has become phenomenally popular among elementary-school-age boys, we developed and marketed the *Oshare Majo Love and Berry* children's trading card game amusement machine for elementary-school-age girls, a group traditionally considered difficult to attract to amusement centers. Combining cards for changing the main character's fashionable outfits and rhythmic playing, the game is gaining popularity, with steadily growing numbers of machines being installed in such locations as large amusement facilities.



Oshare Majo Love and Berry children's trading card game

© SEGA, 2004

We will heighten our profile in Japan and overseas by rolling out a network of groundbreaking entertainment complexes.

Market Trend Projections and Business Strategy

The trend toward the closing of obsolete, small amusement centers and the opening of new, large amusement centers in recent years will probably continue. In addition, against the backdrop of stepped-up openings of large shopping malls, which are frequently visited by families and other customers, amusement centers in or adjacent to such facilities are likely to remain strong earners.

Given that business outlook, the Amusement Center Operations segment will actively heighten the efficiency of its network through a scrap-and-build strategy focused on upsizing amusement centers. Further, we will energize existing amusement centers by incorporating them in a variety of events.

Plans call for ongoing aggressive development of the children's trading card game *MUSHIKING: The King of Beetles*. At the same time, we aim to laterally transplant that business model to grow it into a new earnings mainstay. In those efforts, we will steadily roll out a new series of children's trading card games, with *Oshare Majo Love and Berry* marking the first installment. At the same time, we will develop and market merchandise tie-ins for those new games. And, we will introduce the business model into overseas markets centered on Asia, Europe, and North America. Also, we will offer new types of entertainment and heighten the efficiency of amusement centers by moving forward with the creation of entertainment complexes with strong customer-drawing power. Our flagship for this type of entertainment complex is *Festival Walk Soga*, which opened in April 2005. Nearby a shopping mall and home improvement center, that new facility combines a movie theater complex, spa facilities, a seafood market, and amusement centers.

Also, we will seek to grow earnings by aggressively developing Amusement Center Operations overseas concentrating on Asia and North America. At the same time, targeting the expansion of its Amusement Machine Sales Business, the SEGA SAMMY Group will leverage those overseas amusement centers as a testing ground for its amusement machines.

EXPLOITING POPULAR CONTENT TO GENERATE OPERATIONAL SYNERGIES

MUSHIKING: The King of Beetles children's trading card game


MUSHIKING: The King of Beetles
Related Merchandise / Toy Sales
Oshare Majo Love and Berry children's trading card game
2005/3
Contribution to performance of toy business
Related Merchandise / Toy Sales
Game Software for Mobile Game Consoles
Establishment of children's trading card games as a new business platform
Movies / Television Animation
2006/3
Contribution to performance of toy business
Multifaceted development of outstanding content
Contribution to performance of home videogame software operations

Consumer Business

SEGA SAMMY HOLDINGS' first fiscal year was from October 1, 2004, to March 31, 2005. However, fiscal 2005, the year under review, was from April 1, 2004, to March 31, 2005.

Net sales and operating income fell considerably short of targets as a result of decisive reorganization aimed at vaulting the Consumer Business forward from the current fiscal year.

Fiscal 2005 Business Conditions

The maturing of the market for home videogame software became pronounced due to a cyclical slowdown in the spread of the current generation of game consoles and the absence of hit software titles aside from the sequels of some major titles. On the other hand, the home videogame software industry showed signs of resurgence from the stagnation of recent years. For example, in September a record number of exhibitors took part in the Tokyo Game Show 2004. Also, headlines were made by a series of portable game consoles launched through to the end of 2004.

Business Overview

The Consumer Business comprises operations for packaged home videogame software, online games, mobile telephone content, and toys.

In home videogame software, the segment sold 3.38 million copies under 30 titles in Japan, 4.53 million copies under 26 titles in the U.S., and 3.87 million copies under 28 titles in Europe, giving a total of 11.79 million copies sold under 84 titles in fiscal 2005.

In Japan's market, the Group's realization of internal synergies contributed to results. For example, cumulative sales of *Jissen Pachislot Hisshoho! Hokuto No Ken*—based on the content of a blockbuster pachislot machine—passed the one-million-copy milestone. Further, we brought to market the soccer club management and training simulation game *Let's Make a Professional J. League Soccer Club! '04* and the latest installment of the *Shining Force* series of action role-playing games, *Shining Force NEO.*

In the U.S., *Sonic Mega Collection Plus* aggregating 13 game software titles from the *Sonic* series sold more than 2 million copies thanks to heavy demand. In Europe, we shipped roughly 0.57 million copies of the soccer simulation game *Football Manager.*

In operations for mobile telephone content, which are centered on consolidated subsidiary Sammy NetWorks Co., Ltd., the unabated popularity of the *Hokuto No Ken* pachislot machine content service provided through our mobile telephone pachislot web site *Sammy 777 Town* pushed the number of fee-paying service subscribers above 1 million. Further, our web site offering ring tones with differentiated sound quality was also a firm favorite.

Mainly operated by consolidated subsidiary SEGA TOYS, LTD., the toy business saw favorable sales of toys related to *MUSHIKING: The King of Beetles,* original character merchandise, and innovative new products.

Also, the segment consolidated and spun off overseas subsidiaries to harden its growth platform, reviewed its title development pipeline, and postponed development projects. As a result, the segment recorded net sales of ¥65.3 billion and an operating loss of ¥8.8 billion.



Jissen Pachislot Hisshoho! Hokuto No Ken pachislot simulation game software

© Buronson • Tetsuo Hara
© Sammy

YEAR-ON-YEAR PERFORMANCE — Billions of yen

	2004/3		2005/3
	Sammy	SEGA	SEGA SAMMY
Net sales	4.9	61.0	**65.3**
Operating loss	(5.0)	(2.8)	**(8.8)**



Full Auto (Xbox 360)



Shadow the Hedgehog (PS2, Xbox, GC)



Spartan: Total Warrior (PS2, Xbox, GC)

SEGA brought 12 game software titles to the world's largest trade fair for game software, Electronic Entertainment Expo, held in Los Angeles in May 2005. SEGA's game titles caused a major stir — earning numerous nominations and awards. In particular, SEGA was able to showcase its outstanding imaging technology by offering game software titles that take full advantage of the advanced image processing capabilities of next-generation platforms.

The SEGA SAMMY Group will gird its development organization at home and abroad to emerge victorious from the impending stepped-up competition in home videogame software markets.

Market Trend Projections and Business Strategy

Although intense competition continues in the domestic market for home videogame software, the prospects are good for market expansion driven by the popularization of portable game consoles and other new hardware. Moreover, we expect that overseas markets centered on the U.S. and Europe will develop steadily as hardware spreads in earnest. Also, development competition for home videogame software is likely to grow fiercer following the slated global releases of next-generation, upgraded game consoles in the second half of the current fiscal year. Further, we anticipate medium-term growth in Asian markets as infrastructural development triggers a surge in demand for PC online games and mobile telephone content.

Based on that outlook, the SEGA SAMMY Group will embark on game software title development and marketing strategies that are strongly focused on realizing profitability in Japan's maturing market. Overseas, the Group intends to brace for the expected heating up of development competition by building development and marketing organizations in each region that can respond accurately to local demand. Further, to steadily increase earnings, we are setting our sights on the acquisition of powerful overseas game software development companies with proven track records—for example, companies that have shipped million-selling game software titles.

Also, focusing on Japan and China, we will actively introduce services related to online games for PCs and content for mobile telephones. The Company will make full use of content within the Group, including its archive of classic content, to offer a wide spectrum of entertainment services, ranging from game content through to communications-related content. Similarly, the toy business will continue to make secondary use of the Group's outstanding content to realize synergies and enhance efficiency. At the same time, the toy business will devote efforts to developing and marketing original products.


REPLAY

Let's Make a Professional J. League Soccer Club! '04
sports training simulation game

© SEGA, 2004 © 1996 JFA © 2002 JFA MAX
J. LEAGUE OFFICIALLY LICENSED PRODUCTS
adidas, the adidas logo, ROTEIRO and the 3-Stripes mark are registered trade marks – which are owned by the adidas-Salomon Group, used with permission.

Responses to Recent Incidents in the Group

In February 2005, some media agencies reported on allegations of Income Tax Law violations by a former president of the Company's subsidiary Sammy. We would like to sincerely apologize for the concern and inconvenience that this incident has caused our shareholders and other stakeholders. Further, the SEGA SAMMY Group regards the inadequacy of the internal controls that it has developed as a grave matter and will take the following measures to prevent the recurrence of such an incident.

1. Heighten awareness of need for stringent compliance

- Receive written confirmations and pledges of compliance from directors, corporate auditors, executive officers, and managers
- Establish code of ethical conduct for directors and executive officers
- Raise awareness of compliance issues through continuous in-house educational programs

2. Review structure and operation of purchasing transactions and systems

- Strengthen mutual checking among divisions for decisions relating to such issues as selection of trading partners, purchasing control, and purchasing methods

3. Fully inform trading partners

- Issue declaration of commitment to compliance

Further, the Group will bolster compliance structures. In addition to the early launch of a project to strengthen internal control systems, the Group will officially establish the Advisory Committee, comprising outside experts that provide advice and monitor the Group's overall management.

Also, on April 18, 2005, at the *TOKYO JOYPOLIS* facility, which is operated by subsidiary SEGA, a customer's precious life was lost as a result of an accidental fall at the *Viva! Skydiving* attraction. We would like to express our profound remorse and extend our unreserved apologies to the bereaved family. Further, we apologize for the inconvenience we caused to everyone concerned.

Since the accident, the Group has cooperated fully with the investigating authorities. Moreover, the Group immediately established the *TOKYO JOYPOLIS* Accident Countermeasure Committee ("the committee") headed by SEGA President and Representative Director Hisao Oguchi. After halting the operations of the *TOKYO JOYPOLIS* facility and conducting a fact-finding mission to clarify the circumstances and causes of the accident, the committee concluded that improper management of the attraction was the root cause of the accident. In order to implement appropriate measures to enhance the safety of *TOKYO JOYPOLIS*, the committee inspected the safety of all attractions at the facility, bringing to light the need to improve the safety of several other attractions. The committee also concluded that operational manuals and reporting and liaison systems were inadequate. In addition, the committee embarked on a comprehensive safety inspection of all equipment and facilities at the Group's more than 400 amusement centers nationwide. And, the Group will radically review overall safety measures for attractions guided by the following four policies. In order to incorporate independent, objective opinions, the Group intends to select several third-party consultants to receive safety evaluations and advice.

1. Bolster mandatory safety standards for all attractions

2. Prepare operational manuals based on safety standards

3. Develop continuous in-house educational system and ensure strict adherence to operational manuals

4. Construct appropriate system for monitoring overall implementation of safety measures

The Group will not only implement safety measures for all of its attractions, it will work to rebuild crisis management systems. Those efforts will include the establishment of safety measures to mitigate disasters and prevent crime and the preparation of crisis response manuals.

The SEGA SAMMY Group regards the fortification of corporate governance as its highest management priority with respect to raising corporate value. Guided by the following basic policies, the Group will ensure compliance and tackle a range of management issues.

Fundamental Principles of Corporate Governance Policies

Enhancing Efficiency

The Group will maximize corporate value and Group performance by establishing expeditious, appropriate decision-making processes and by increasing the efficiency of corporate actions. We intend to return the benefits gained from those efforts to our shareholders and other stakeholders.

Securing a Sound Corporate Organization

Amid volatile business conditions, the Group will facilitate the maximization of corporate value by undertaking risk management based on a full awareness of the range of risks that the Group faces. At the same time, we intend to ensure the soundness of our corporate organization through the reinforcement of compliance systems focused on adherence to social norms as well as laws and statutory regulations.

Enhancing Transparency

In light of the growing importance of disclosure among listed companies, the Group will increase management transparency by fulfilling its responsibility to explain corporate actions to shareholders and other stakeholders and by realizing greater disclosure through energetic, comprehensive IR activities.

Management Implementation System

The Company has adopted an executive officer system to invigorate and speed up management. To take the fullest advantage of that system, we are building the management implementation organization shown in the diagram below.

Management Oversight System

The Company's corporate governance is based on an auditor system. The Company's two of four corporate auditors are outside corporate auditors, and none of them has a vested interest in the Company. The Company has not appointed any outside directors.


General Meeting of Shareholders
Election / Dismissal
Board of Directors
Preparation, discussions, strengthening of in-house coordination
Group Management Council
Corporate Officer Liaison Committee
Election / Dismissal / Oversight
Executive Officers
Operational implementation
Divisions
Group Companies


General Meeting of Shareholders
Election / Dismissal
Oversight
Directors / Executive Officers
Oversight
Board of Corporate Auditors
Exchanging information
Group Audit Liaison Committee
Reporting
Reporting / Exchanging information
Reporting
Exchanging information
Reporting
Reporting / Exchanging information
SEGA SAMMY HOLDINGS Audit Liaison Committee
Group Audit Committee
Auditors and Audit Office Liaison Committee
Reporting / Exchanging information
Reporting
Reporting / Exchanging information
Audit Office
Independent Auditors

Overview of Corporate Bodies

Board of Directors	Comprising six directors as of March 31, 2005, the Board of Directors convenes once a month or as required and manages the Company responsively. Further, the Board of Directors and other bodies undertake decision making and reporting for certain significant management issues of Group companies.
Board of Corporate Auditors	Comprising four corporate auditors as of March 31, 2005, the Board of Corporate Auditors meets once a month or as required. This body deliberates various Company issues and thoroughly analyzes specific issues.
Group Management Council	Tasked with building Groupwide consensus through in-house information sharing and rigorous debate, the monthly Group Management Council is attended by the Company's directors and corporate auditors and the directors of SEGA and Sammy.
Corporate Officer Liaison Committee	Meeting twice a month, this committee comprises directors from SEGA and Sammy responsible for the subsidiaries' corporate management divisions and the Company's directors.
Group Audit Committee	Chaired by the Company's Chairman and CEO, the Group Audit Committee comprises directors, corporate auditors, and executive officers responsible for corporate operations from the Company, SEGA, and Sammy. The committee convenes approximately once every three months and receives reports on the progress and results of the Audit Office's audits of management divisions.
SEGA SAMMY HOLDINGS Audit Liaison Committee	This committee consists of independent accounting auditors, corporate auditors, and directors responsible for Group companies from the Company, SEGA, and Sammy. At monthly meetings, those members exchange opinions from their respective standpoints and seek to enhance accounting compliance.
Group Audit Liaison Committee	Standing corporate auditors from Group companies convene as required to deliberate such issues as the prevention of corporate scandals and the roles of corporate auditors.
Auditors and Audit Office Liaison Committee	Standing corporate auditors from SEGA, Sammy, and the Company and members of the Company's Audit Office meet every month.
Audit Office	Comprising 12 employees from SEGA and Sammy, the Audit Office implements internal audits of all Group companies.

Fiscal 2005 Corporate Governance Measures

In fiscal 2005, following its establishment on October 1, 2004, the Company sought to enhance the existing internal control functions of wholly owned subsidiaries SEGA and Sammy by implementing the following measures.

Convened Meetings	Consisting of six directors as of March 31, 2005, the Board of Directors met 17 times in fiscal 2005. Also serving as the directors of SEGA and Sammy and other Group companies, those directors perform mutual supervision and checking, share information, and work to maximize synergy benefits. In fiscal 2005, meetings convened with the following frequencies: the Board of Corporate Auditors, seven times; the Group Management Council, seven times; the Corporate Officer Liaison Committee, eleven times; the Group Audit Committee, once; the SEGA SAMMY HOLDINGS Audit Liaison Committee, six times; the Group Audit Liaison Committee, once; and the Auditors and Audit Office Liaison Committee, five times.
Enhanced Strength and Efficiency of Internal Audit Functions	In order to rapidly establish a Group internal auditing system and to ensure the implementation of effective internal audits, the Group consolidated the auditing departments of SEGA and Sammy to form the Audit Office. Further, the Group undertook audits based on close collaboration among corporate auditors, the Audit Office, and independent accounting auditors with a view to realizing appropriate, efficient auditing.
Implemented Measures for Protection of Personal Information	Group companies undertook organizational, personnel-related, infrastructural, and technical initiatives to further protect personal information. Moreover, Group companies with business activities or markets that are particularly sensitive to privacy issues are applying for privacy marks.
Constructed a System for Promotion of CSR	Regarding corporate social responsibility (CSR) as an important Groupwide issue, the Company established the CSR Promotion Department in April 2005. Further, the Company constructed a system for the promotion of CSR activities across the Group by creating a committee for CSR promotion in June 2005, which uses the CSR Promotion Department as a bureau. Underpinned by the establishment of corporate governance structures for compliance, risk management, and other areas, the Group will work to realize sustainable Group value creation and social development by actively building relationships with stakeholders, including customers, business partners, shareholders, employees, and society.

Directors, Corporate Auditors, and Executive Officers

(As of June 24, 2005)



Hajime Satomi
Chairman, President
and Representative Director



Keishi Nakayama
Executive Vice President
and Director



Hisao Oguchi
Vice Chairman
and Director



Keiichiro Hashimoto
Senior Managing Director



Toru Katamoto
Director



Hideki Okamura
Director



Yasuo Tazoe
Director

Standing Corporate Auditor	Kazutada Ieda
Corporate Auditors	Akio Kioi
	Koichi Arai
	Toshio Hirakawa
Executive Officers	Akira Sugano
	Yoichi Fukazawa
	Michael Masakimi Hotta

Financial Section

Contents

Financial Report
page 38
Operational Risk Information
page 42
Consolidated Balance Sheet
page 44
Consolidated Statement of Income
page 46
Consolidated Statement of Shareholders' Equity
page 47
Consolidated Statement of Cash Flows
page 48
Notes to Consolidated Financial Statements
page 49
Independent Auditors' Report
page 59
Consolidated Financial Statements (Sammy Corporation)
page 60
Consolidated Financial Statements (SEGA CORPORATION)
page 62

Financial Report

SEGA SAMMY HOLDINGS

Company Integration

Through a transfer of the shares of Sammy Corporation (Sammy) and SEGA CORPORATION (SEGA), SEGA SAMMY HOLDINGS INC. (the Company) was established as the parent company of both companies on October 1, 2004. Regarding capital consolidation procedures for that business combination, the Company applied the pooling-of-interests method. Further, the Company's first fiscal year was from October 1, 2004, to March 31, 2005. However, consolidated performance comprises Sammy's and SEGA's consolidated results for the year from April 1, 2004, to March 31, 2005, and the Company's nonconsolidated results for the period from October 1, 2004, to March 31, 2005.

Performance

In the fiscal year under review, from April 1, 2004, to March 31, 2005, the Company recorded consolidated net sales of ¥515.7 billion.

Gross profit amounted to ¥211.6 billion, and gross profit as a percentage of consolidated net sales was 41.0%. Selling, general and administrative expenses were ¥106.5 billion.

Operating income totaled ¥105.1 billion, and operating income as a percentage of consolidated net sales was 20.4%.

In other income (expenses), the Company recorded expenses associated with business integration, which included a ¥10.6 billion loss on redemption of bonds and a ¥2.9 billion loss on business reorganization. The loss on business reorganization of ¥2.9 billion included the following items.

BREAKDOWN OF LOSS ON BUSINESS REORGANIZATION	Millions of yen
Loss on sale of subsidiaries' shares	621
Loss on revaluation of inventories	1,720
Severance payment premiums	355
Others	246
Total	2,945

Income before income taxes and minority interests totaled ¥89.5 billion, while net income was ¥50.6 billion.

Net income per share was ¥410.53, and diluted net income per share amounted to ¥400.95. In addition to an ordinary dividend payment of ¥40.00 per share, the Company paid a commemorative dividend of ¥20.00, giving a full-year dividend payment of ¥60.00 per share.

CONSOLIDATED STATEMENTS OF INCOME – AT A GLANCE			Millions of yen
	2004/3		**2005/3**
	Sammy	SEGA	**SEGA SAMMY**
Net sales	251,227	191,258	**515,668**
Operating income	71,677	14,480	**105,090**
Net income	32,196	8,761	**50,574**

Cash Flows

Net cash provided by operating activities totaled ¥77.8 billion, which was attributable to income before income taxes and minority interests of ¥89.5 billion and to a decrease in notes and accounts payable related to sales of the *Hokuto No Ken* pachislot machine.

Net cash used in investing activities was ¥39.6 billion, mainly associated with payment for purchase of property, plant and equipment of ¥24.4 billion that resulted from investments in *Sammy EBISU Plaza* and other amusement facilities.

As a result, free cash flows, net cash provided by operating activities minus net cash used in investing activities, amounted to ¥38.1 billion.

Net cash used in financing activities was ¥25.7 billion, which largely resulted from a ¥21.3 billion payment for redemption of bonds that was associated with business integration.

As a result of the above activities, cash and cash equivalents at end of year increased ¥12.5 billion from cash and cash equivalents at beginning of year, to ¥151.3 billion.

CONSOLIDATED STATEMENTS OF CASH FLOWS – AT A GLANCE

Millions of yen

	2004/3		2005/3
	Sammy	SEGA	SEGA SAMMY
Cash flows from operating activities	36,582	21,584	**77,762**
Cash flows from investing activities	(57,369)	(9,095)	**(39,618)**
Cash flows from financing activities	61,128	(41,399)	**(25,703)**
Net change in cash and cash equivalents	40,271	(29,439)	**12,495**
Cash and cash equivalents at beginning of year	26,567	101,362	**138,758**
Cash and cash equivalents at end of year	66,838	71,923	**151,253**

Sammy

Performance

Sammy achieved a record performance, posting substantial increases in revenues and earnings. Consolidated net sales grew 30.4% year on year, to ¥327.6 billion, while operating income was up 38.1%, to ¥99.0 billion. Although Sammy recorded expenses associated with the business combination with SEGA in other income (expenses), including a ¥2.6 billion loss on business reorganization and a ¥9.4 billion loss on redemption of bonds, the subsidiary realized a sharp 50.9% increase in net income, to ¥48.6 billion.

The Pachislot and Pachinko Businesses segment saw 23.6% year-on-year growth in net sales, to ¥280.1 billion, and a 30.6% rise in operating income, to ¥110.5 billion. Those favorable results were due to brisk sales of pachislot machines, such as *Hokuto No Ken* marketed from the previous fiscal year, and pachinko machines.

Amusement Arcade Equipment Operations recorded an operating loss of ¥1.4 billion. This was primarily due to higher research and development expenses, which offset a 21.6% year-on-year increase in net sales, to ¥9.5 billion, that was driven by strong shipments of medal game machines and other amusement machines.

Home Video Game Software Operations accounted for a ¥2.7 billion operating loss, due to an increase in expenses mainly stemming from the research and development of game software for overseas markets, which counteracted a 24.8% rise in net sales, to ¥6.1 billion, accompanying favorable sales of *Jissen Pachislot Hisshoho! Hokuto No Ken*.

Other Businesses posted operating income of ¥1.2 billion and a substantial 166.9% year-on-year increase in net sales, to ¥31.9 billion, thanks to a surge in subscriber numbers and sales associated with web sites for mobile telephones, such as the *Sammy 777 Town* pachislot web site.

Financial Position

Total assets declined ¥6.1 billion from the previous fiscal year-end, to ¥293.1 billion, due to such factors as the redemption of bonds. Total shareholders' equity rose ¥70.3 billion from the previous year-end, to ¥183.3 billion. Total assets declined due to such factors as the redemption of bonds, retained earnings were up, capital surplus rose due to the exercise of stock acquisition rights for convertible bonds, and net unrealized holding gains on securities increased. As a result, the shareholders' equity ratio grew 24.7 percentage points, to 62.5%.

The current ratio increased significantly, from 177.0% to 312.8%, due to a transfer from fixed assets to current assets that accompanied SEGA shares becoming parent-company shares as a result of the business combination with SEGA.

Cash Flows

Net cash provided by operating activities rose ¥25.7 billion, to ¥62.3 billion, due to an ¥18.3 billion increase in income before income taxes and minority interests and to such factors as an increased collection of notes and accounts receivable as a result of a concentration of sales in the second half of the previous fiscal year.

Net cash used in investing activities decreased ¥40.7 billion, to ¥16.6 billion, because Sammy accounted for a ¥45.4 billion payment for acquisition of shares of subsidiaries and affiliated companies in the previous fiscal year, which led to a comparative decrease in net cash used in investing activities, despite Sammy's recording of payment for the purchase of tangible fixed assets related to the development of commercial complexes and payment for the purchase of investment securities in the fiscal year under review.

Net cash used in financing activities was ¥42.6 billion. In the previous fiscal year, Sammy recorded proceeds from the issuance of bonds of ¥54.5 billion, while in the fiscal year under review Sammy accounted for payment for redemption of bonds of ¥40.1 billion.

As a result, cash and cash equivalents at end of year rose ¥3.0 billion from cash and cash equivalents at beginning of year, to ¥69.9 billion.

SEGA

Performance

SEGA's consolidated net sales increased 1.9% from the previous fiscal year, to ¥194.9 billion, while operating income decreased 56.2%, to ¥6.3 billion. Other income totaled ¥2.4 billion, with major items including gain on sale of discontinued operation that accompanied the sale of U.S. software development subsidiaries and gain on donated assets from Mr. Okawa. However, other expenses totaled ¥5.6 billion, with principal items including loss from premature redemption of convertible bonds, settlement fees, and loss on sale of fixed assets. As a result, net income was down 79.8%, to ¥1.8 billion.

Amusement Machine Sales Business saw decreases of 4.0% in net sales, to ¥57.9 billion, and 14.1% in operating income, to ¥10.3 billion, as the absence of new large products cancelled solid sales of mainstay products, such as *UFO Catcher 7,* accompanying openings of medium-sized and large amusement centers.

In Amusement Center Operations, mainstay products performed well in the first half of the year. But, the segment faced challenging second-half conditions, mainly for existing amusement centers. Consequently, operating income declined 8.0%, to ¥5.6 billion. However, net sales increased 13.0%, to ¥79.0 billion.

In Consumer Business, net sales were down 4.9% year on year, to ¥58.0 billion, due to the impact of a difficult operating environment in Japan. Further, an ¥8.3 billion operating loss was recorded, compared with a ¥2.8 billion loss in the previous fiscal year, as a result of the postponement of several game software title launches until the current fiscal year and an increase in research and development expenses.

In addition, net overseas sales rose 3.3% year on year, to ¥37.2 billion, accounting for 19% of net sales.

Financial Position

Total assets rose ¥17.5 billion from the previous fiscal year-end, to ¥206.6 billion. Total shareholders' equity grew ¥33.7 billion from the previous fiscal year-end, to ¥131.7 billion. As a result, the shareholders' equity ratio was 12.0 percentage points higher than at the previous fiscal year-end, at 63.8%.

Interest-bearing debt decreased ¥23.1 billion from the previous year-end, to ¥30.6 billion, which was mainly attributable to a ¥10.1 billion redemption of zero coupon convertible bonds (¥50.0 billion issued) due June 2004 and a ¥6.8 billion redemption of SEGA's fifth unsecured convertible bonds. As a result, net cash, cash and cash equivalents minus interest-bearing debt, was ¥13.9 billion.

Cash Flows

Net cash provided by operating activities decreased ¥4.2 billion, to ¥17.3 billion, primarily because of a decline in net income before income taxes and minority interests.

Net cash used in investing activities grew from ¥9.1 billion in the previous fiscal year to ¥22.2 billion. This increase was largely the result of payments for purchases of property and equipment and of investments in securities.

Net cash used in financing activities was ¥22.7 billion, which reflected such factors as the redemption of convertible bonds. In fiscal 2004, net cash used in financing activities totaled ¥41.4 billion.

As a result, cash and cash equivalents at end of year decreased ¥27.5 billion from cash and cash equivalents at beginning of year, to ¥44.5 billion.

SEGA'S FINANCIAL REFORM

	2002/3	2003/3	2004/3	**2005/3**
Equity ratio (%)	34.3	39.1	51.8	**63.8**
Equity ratio based on market value (%)	147.1	46.8	93.0	**–**
Debt redemption years (year)	10.6	2.8	2.5	**1.8**
Interest coverage ratio (times)	4.5	47.1	34.1	**32.0**
Interest-bearing debt (millions of yen)	99,313	95,261	53,624	**30,571**
Cash flows from operating activities (millions of yen)	9,349	34,232	21,584	**17,344**

Note: Equity ratio: total shareholders' equity / total assets
Equity ratio based on market value: total market value of shares / total assets
Debt redemption years: interest-bearing debt / cash flows from operating activities
Interest coverage ratio: cash flows from operating activities / interest payments
All of the above are calculated based on consolidated financial figures.
* Total market value of shares: share closing price on March 31 x total shares issued and outstanding on March 31 (excluding treasury stock)
* Interest payments: payments of interest expenses in consolidated statements of cash flows

SEGMENT INFORMATION – AT A GLANCE

Millions of yen

	2004/3		**2005/3**
	Sammy	SEGA	**SEGA SAMMY**
Net sales	251,227	191,258	**515,668**
Pachislot and Pachinko Businesses	226,625	–	**280,109**
Amusement Machine Sales	7,780	60,366	**63,305**
Amusement Center Operations	–*	69,860	**83,194**
Consumer Business	4,864	61,032	**65,341**
Others	11,958*	–	**23,719**
Operating income (loss)	71,677	14,480	**105,090**
Pachislot and Pachinko Businesses	84,598	–	**103,931**
Amusement Machine Sales	(1,651)	12,020	**7,424**
Amusement Center Operations	–*	6,136	**5,472**
Consumer Business	(5,048)	(2,825)	**(8,810)**
Others	(451)*	–	**(541)**

* Sammy's Amusement Center Operations in fiscal 2004 are included in "Others."

Operational Risk Information

Risks that could affect the performance or operations of the SEGA SAMMY Group are given below. Further, the following is not a comprehensive list of the operational risks faced by the Group. However, based on an awareness of the following risks, the Group implements measures to prevent the occurrence of incidents arising from those risks and to respond to such incidents in the event of their occurrence.

In addition, forward-looking statements in the following text are the judgments of the Group as of March 31, 2005.

Statutory Regulations Affecting the Pachislot and Pachinko Businesses

Among the Group's mainstay operations, the Pachislot and Pachinko Businesses account for a significant portion of net sales and income. In particular, that segment generates the greater part of the Group's total operating income. Further, the segment's sales are substantially influenced by user preferences. As a result, the segment tends to rely on the sales of specific machine models. In addition, products sold must conform to the technical specifications stipulated by National Public Safety Commission rules (regulations for the verification of licenses, formats, and other aspects of pachislot and pachinko machines), which are based on the amended Entertainment Establishments Control Law of Japan enacted on February 13, 1985.

Also, in July 2004 revisions were enacted to regulations pertaining to the Entertainment Establishments Control Law that mainly curb the gambling characteristics and prevent the improper use of pachislot and pachinko machines.

Such regulatory revisions, the progress of new-machine development, the requirements of format examinations and official licenses, product malfunctions, user preferences, and the sales trends of competitors' products could have a significant impact on the Group's performance or operations.

Shortness of Product Life Cycles

Due to the short time required for the production of pachislot and pachinko machines, the Group usually produces machines in response to order trends. Because the marketing period is generally short, product shipments are concentrated in the initial period after product launches. Accordingly, the Group procures certain raw materials in advance. However, the Group may not be able to procure sufficient raw materials for production in response to large order volumes in the initial period after product launches. Comparatively, the time required for the production of amusement machines is long. Consequently, the Group produces those machines based on demand estimates. However, demand for products could change due to shifts in user preferences.

Home videogame software is susceptible to changes in seasonal demand, which focuses on such periods as the run up to Christmas and New Year. If the Group is unable to supply new products during such selling periods, surplus inventory could result. To mitigate risks associated with such inventories, the Group takes measures that include the use of common components, the shortening of lead times for components procurement, and the strengthening of inventory asset management. However, losses stemming from the disposal of inventory assets could result due to sales results that fall short of projections.

Consumer Business

Breaking down operating income and operating loss by segment, the Consumer Business and Other Businesses segments recorded operating losses in fiscal 2005. In particular, the Group regards the Consumer Business as an important segment because its market will likely expand due to the emergence of next-generation hardware. The Group aims to make that segment profitable by implementing effective cost control based on the combining of technology development capabilities through business combination and the reduction and concentration of software titles under development. However, the Consumer Business could continue to record operating losses because it necessarily incurs substantial R&D expenses and advertising costs prior to marketing.

Entry into Overseas Markets

The Group conducts operations in overseas markets, including markets in North America and Europe. The Group plans to increase sales in overseas markets centered on the Amusement Machine Sales Business, Amusement Center Operations, and the Consumer Business. As a result, fluctuation in foreign currency exchange rates could affect the Group's performance or operations. Further, the Group could be affected by a deterioration in the international geopolitical situation related to such factors as overseas wars, conflicts, and terrorist incidents.

Adoption of Asset-Impairment Accounting

The Group has not adopted asset-impairment accounting early. However, performance trends in the Group's businesses could result in the incurrence of losses upon the adoption of asset-impairment accounting.

Management of Personal Information

The Group holds personal information relating to the users of its products and services due to such activities as the operation of membership-based web sites. In light of the enactment of the Act for Protection of Computer Processed Personal Data Held by Administrative Organs, the Group is strengthening the rigor of its personal information management. However, in the unlikely event of a leakage of personal information or the misuse of such personal information, the resulting loss of trust or lawsuits filed against the Group could affect its performance or operations.

Lawsuits

Lawsuits currently filed against the Group's wholly owned subsidiaries Sammy Corporation and SEGA CORPORATION are as stated in note 21—Lawsuits—to consolidated financial statements. The Group implements measures to minimize the risk of having claims for damages and other lawsuits filed against the Group by strengthening its compliance systems and by exercising sufficient care to avoid the infringement of the intellectual property of third parties. However, lawsuits could be filed against the Group claiming that products manufactured and sold by the Group infringe upon rights.

Consolidated Balance Sheet

SEGA SAMMY HOLDINGS INC. and Consolidated Subsidiaries
As of March 31, 2005

ASSETS	Millions of yen 2005	Thousands of U.S. dollars (Note 1) 2005
Current assets:		
Cash and cash equivalents	¥151,253	$1,408,446
Time deposits (Note 4)	1,024	9,535
Trade receivables:		
Notes and accounts receivable (Notes 4 and 6)	76,922	716,286
Allowance for doubtful accounts	(1,892)	(17,618)
Inventories (Note 3)	32,002	297,998
Deferred income taxes (Note 9)	6,024	56,095
Other current assets	17,129	159,503
Total current assets	282,462	2,630,245
Property, plant and equipment:		
Land (Note 4)	22,258	207,263
Buildings and structures (Note 4)	48,469	451,336
Amusement machines and facilities	43,375	403,902
Construction in progress	1,220	11,360
Others	23,358	217,507
	138,680	1,291,368
Accumulated depreciation	(65,492)	(609,852)
	73,188	681,516
Investments and other assets:		
Investments in unconsolidated subsidiaries and affiliated companies	9,256	86,191
Investments in securities (Notes 10 and 11)	34,519	321,436
Goodwill	3,405	31,707
Lease deposits	19,118	178,024
Deferred income taxes (Note 9)	500	4,656
Others	26,088	242,927
Allowance for doubtful accounts	(9,545)	(88,882)
	83,341	776,059
	¥438,991	$4,087,820

See accompanying notes.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen 2005	Thousands of U.S. dollars (Note 1) 2005
Current liabilities:		
Short-term bank loans and current portion of long-term debt (Note 4)	¥ 13,301	$ 123,857
Notes and accounts payable (Note 4)	57,140	532,079
Income taxes payable (Note 9)	12,508	116,473
Accrued employees' bonuses	1,722	16,035
Other current liabilities	25,597	238,356
Total current liabilities	110,268	1,026,800
Long-term liabilities:		
Long-term debt (Note 4)	42,229	393,230
Retirement benefits for employees (Note 5)	6,037	56,216
Retirement benefits for directors and corporate auditors	1,162	10,820
Deferred income taxes (Note 9)	5,400	50,284
Other non-current liabilities	6,437	59,941
Total long-term liabilities	61,265	570,491
Minority interests	8,504	79,187
Contingent liabilities (Note 6)		
Shareholders' equity (Note 7):		
Common stock:	27,291	254,130
Authorized – 400,000,000 shares		
Issued – 140,551,522 shares in 2005		
Capital surplus	176,302	1,641,698
Retained earnings	133,761	1,245,563
Revaluation reserve for land (Note 8)	(6,542)	(60,918)
Net unrealized holding gains on securities	10,793	100,503
Foreign currency translation adjustments	(9,425)	(87,764)
	332,180	3,093,212
Treasury stock, at cost	(73,226)	(681,870)
Total shareholders' equity	258,954	2,411,342
	¥438,991	$4,087,820

Consolidated Statement of Income

SEGA SAMMY HOLDINGS INC. and Consolidated Subsidiaries
Year ended March 31, 2005

	Millions of yen	Thousands of U.S. dollars (Note 1)
	2005	2005
Net sales	¥515,668	$4,801,825
Cost of sales	304,109	2,831,818
Gross profit	211,559	1,970,007
Selling, general and administrative expenses (Note 12)	106,469	991,424
Operating income	105,090	978,583
Other income (expenses):		
Interest and dividend income	760	7,077
Interest expenses	(803)	(7,477)
Equity in earnings of affiliated companies	25	233
Gain on investments in partnership	1,189	11,072
Loss on sale of property, plant and equipment – net	(448)	(4,173)
Loss on disposal of property, plant and equipment	(908)	(8,455)
Loss on revaluation of investment securities	(1,040)	(9,684)
Gain on change in equity of subsidiaries	2,252	20,970
Gain on sale of discontinued operation (Note 13)	743	6,919
Loss from devaluation of fixed assets (Note 14)	(325)	(3,026)
Loss on business reorganization (Note 15)	(2,945)	(27,423)
Loss on redemption of bonds	(10,606)	(98,762)
Other – net	(3,502)	(32,611)
	(15,608)	(145,340)
Income before income taxes and minority interests	89,482	833,243
Income taxes (Note 9):		
Current	32,437	302,049
Deferred	5,652	52,630
	38,089	354,679
Income before minority interests	51,393	478,564
Minority interests	819	7,626
Net income	¥ 50,574	$ 470,938

	Yen	U.S. dollars (Note 1)
Per share of common stock (Note 19):		
Net income	¥410.53	$3.82
Diluted net income	400.95	3.73
Cash dividends applicable to the year	60.00	0.56

See accompanying notes.

Consolidated Statement of Shareholders' Equity

SEGA SAMMY HOLDINGS INC. and Consolidated Subsidiaries
Year ended March 31, 2005

	Millions of yen 2005	Thousands of U.S. dollars (Note 1) 2005
Common stock:		
Beginning balance	¥ 10,000	$ 93,119
Increase in capital stock	17,291	161,011
Ending balance	¥ 27,291	$ 254,130
Capital surplus:		
Beginning balance	¥154,340	$1,437,191
Increase		
Increase in capital stock	17,286	160,965
Gain on sale of treasury stock	3	28
Increase in capital stock by wholly owned subsidiary before share transfer	2,847	26,511
Gain on sale of treasury stock by wholly owned subsidiary before share transfer	1,826	17,003
Total	21,962	204,507
Ending balance	¥176,302	$1,641,698
Retained earnings:		
Beginning balance	¥101,838	$ 948,301
Increase		
Net income	50,574	470,938
Reversal of land revaluation difference	277	2,570
Effect from changes of consolidated subsidiaries and affiliates accounted for under the equity method and others	1,911	17,804
Total	52,762	491,312
Decrease		
Cash dividends	7,433	69,215
Bonuses to directors and corporate auditors	525	4,889
Loss on sale of treasury stock by wholly owned subsidiary before share transfer	2,525	23,512
Decrease in treasury stock by wholly owned subsidiary before share transfer	10,356	96,434
Total	20,839	194,050
Ending balance	¥133,761	$1,245,563
Revaluation reserve for land:		
Beginning balance	¥ (6,265)	$ (58,339)
Reversal of land revaluation difference	(277)	(2,579)
Ending balance	¥ (6,542)	$ (60,918)
Net unrealized gains on available-for-sale securities:		
Beginning balance	¥ 11,841	$ 110,262
Unrealized holding gains on securities	(1,048)	(9,759)
Ending balance	¥ 10,793	$ 100,503
Foreign currency translation adjustments:		
Beginning balance	¥ (8,793)	$ (81,879)
Increase in foreign currency translation adjustments	(632)	(5,885)
Ending balance	¥ (9,425)	$ (87,764)
Treasury stock:		
Beginning balance	¥ (49,165)	$ (457,817)
Increase and decrease		
Transfer of SEGA CORPORATION stock owned by SAMMY CORPORATION to treasury stock	(45,521)	(423,885)
Acquisition of treasury stock by wholly owned subsidiary before share transfer	(257)	(2,393)
Sale of treasury stock by wholly owned subsidiary before share transfer	11,809	109,964
Decrease in treasury stock by wholly owned subsidiary before share transfer	10,356	96,433
Acquisition of treasury stock	(488)	(4,544)
Sale of treasury stock	40	372
Total	(24,061)	(224,053)
Ending balance	¥ (73,226)	$ (681,870)

See accompanying notes.

Consolidated Statement of Cash Flows

SEGA SAMMY HOLDINGS INC. and Consolidated Subsidiaries
Year ended March 31, 2005

	Millions of yen	Thousands of U.S. dollars (Note 1)
	2005	2005
Cash flows from operating activities:		
Income before income taxes and minority interests	¥ 89,482	$ 833,243
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:		
Depreciation and amortization	17,674	164,578
Interest and dividend income	(760)	(7,077)
Amortization of goodwill	720	6,705
Interest expenses	803	7,477
Loss on disposal and sale of property, plant and equipment – net	1,355	12,618
Gain on change in equity of subsidiaries	(2,252)	(20,970)
Loss from devaluation of fixed assets	325	3,026
Loss on sale and revaluation of investment securities	1,413	13,158
Gain on investments in partnership	(1,066)	(9,926)
Loss on business reorganization	2,945	27,423
Loss from redemption of bonds	10,606	98,762
Equity in earnings of affiliates	(25)	(233)
Increase in allowance for doubtful accounts	596	5,550
Increase in accrued employees' bonuses	30	279
Increase in retirement benefits for employees	367	3,417
Increase in retirement benefits for directors and corporate auditors	64	596
Others	(2,025)	(18,857)
Net changes in assets and liabilities:		
Decrease in notes and accounts receivable	34,138	317,888
Increase in inventories	(3,948)	(36,763)
Decrease in notes and accounts payable	(12,091)	(112,590)
Amount of transfer of equipment by amusement center operations business	(4,982)	(46,392)
Decrease in other assets	174	1,620
Decrease in other liabilities	(3,973)	(36,995)
Sub-total	129,570	1,206,537
Receipts of interest and dividend income	718	6,686
Payment of interest expenses	(735)	(6,844)
Payment of income taxes	(51,791)	(482,271)
Net cash provided by operating activities	77,762	724,108
Cash flows from investing activities:		
Payment for purchase of property, plant and equipment	(24,416)	(227,358)
Proceeds from sales of property, plant and equipment	1,046	9,740
Payment for purchase of investment securities	(2,897)	(26,976)
Payment for investment in partnership	(2,061)	(19,192)
Payment for acquisition of consolidated subsidiaries – net	(2,678)	(24,937)
Proceeds from sales of consolidated subsidiaries – net	160	1,490
Increase in loan receivable – net	(1,790)	(16,668)
Increase in time deposits – net	(3,500)	(32,591)
Increase in other investments – net	(3,482)	(32,425)
Net cash used in investing activities	(39,618)	(368,917)
Cash flows from financing activities:		
Proceeds from issuance of long-term debt	1,708	15,905
Repayment of long-term debt	(7,781)	(72,456)
Decrease in short-term bank loans	(2,540)	(23,652)
Payment for redemption of bonds	(21,265)	(198,017)
Cash dividends paid by wholly owned subsidiary before the stock transfer	(7,433)	(69,215)
Payment for purchase of treasury stock	(445)	(4,144)
Proceeds from exercise of stock acquisition rights of wholly owned subsidiary before the stock transfer	7,262	67,623
Others	4,791	44,613
Net cash used in financing activities	(25,703)	(239,343)
Translation adjustments on cash and cash equivalents	54	504
Net change in cash and cash equivalents	12,495	116,352
Cash and cash equivalents at beginning of year	138,758	1,292,094
Cash and cash equivalents at end of year	¥151,253	$1,408,446

See accompanying notes.

NOTE 1 Basis of Presenting Consolidated Financial Statements

The accompanying consolidated financial statements of SEGA SAMMY HOLDINGS INC. (the "Company") and its consolidated subsidiaries have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan ("Japanese GAAP"), which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

The accounts of overseas subsidiaries are based on their accounting records maintained in conformity with generally accepted accounting principles prevailing in the respective countries of domicile. The accompanying consolidated financial statements have been restructured and translated into English (with some expanded descriptions and the inclusion of the consolidated statement of shareholders' equity) from the consolidated financial statements of the Company prepared in accordance with Japanese GAAP and filed with the appropriate Local Finance Bureau of the Ministry of Finance as required by the Securities and Exchange Law. Some supplementary information included in the statutory Japanese language consolidated financial statements, but not required for fair presentation, is not presented in the accompanying consolidated financial statements.

In preparing the accompanying consolidated financial statements, certain reclassifications have been made in order to present them in a form which is more familiar to readers outside Japan.

The translation of the Japanese yen amounts into U.S. dollars is included solely for the convenience of readers outside Japan, using the prevailing exchange rate at March 31, 2005, which was ¥107.39 to U.S.$1. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

NOTE 2 Summary of Significant Accounting Policies

(a) Business combination

On October 1, 2004, the Pooling of Interest Method was applied for the business combination of SEGA CORPORATION and Sammy Corporation, both of whose shares were transferred to establish the Company. The consolidated statements of income, shareholder's equity and cash flows were prepared as if the combination was completed effective April 1, 2004.

(b) Principles of consolidation

The consolidated financial statements include the accounts of the Company and substantially all of its subsidiaries, which are controlled through substantial ownership of majority voting rights or existence of certain conditions. All significant intercompany balances, transactions and unrealized profits have been eliminated.

(c) Equity method

Investments in affiliated companies over which the Company has the ability to exercise significant influence over operation and financial policies of investees are accounted for using the equity method.

(d) Consolidated statement of cash flows

In preparing the consolidated statement of cash flows, cash on hand, readily available deposits and short-term highly liquid investments with maturities of not exceeding three months at the time of purchase are considered to be cash and cash equivalents.

(e) Allowance for doubtful accounts

The allowance for doubtful accounts is provided at an amount sufficient to cover probable losses on collection by estimating individually uncollectable amounts and applying a percentage based on collection experience to the remaining accounts.

(f) Investment securities

The Company and its consolidated subsidiaries examine the intent of holding each security and classify those securities as (a) securities held for trading purposes (hereafter, "trading securities"), (b) debt securities intended to be held to maturity (hereafter, "held-to-maturity debt securities"), (c) equity securities issued by subsidiaries and affiliated companies and (d) all other securities that are not classified in any of the above categories (hereafter, "available-for-sale securities").

Available-for-sale securities with available fair market values are stated at fair market value. Unrealized gains and unrealized losses on these securities are reported, net of applicable income taxes, as a separate component of shareholders' equity. Realized gains and losses on sale of such securities are computed using moving-average cost. Available-for-sale securities with no available fair market values are stated at moving-average cost.

Equity securities issued by subsidiaries and affiliated companies, which are not consolidated or accounted for using the equity method, are stated at moving-average cost.

The Company and its consolidated subsidiaries had no trading securities or held-to-maturity debt securities in the year ended March 31, 2005.

(g) Inventories

Inventories are carried at cost determined by the average method.

(h) Property, plant and equipment and depreciation

Property, plant and equipment are carried at cost. Depreciation is computed primarily using the declining-balance method at rates based on estimated useful lives of respective assets. In addition, buildings acquired after March 31, 1998 are depreciated using the straight-line method.

(i) Amortization

Intangible assets are amortized using the straight-line method, and software used by the Company and its consolidated subsidiaries is amortized using the straight-line method over the estimated useful lives of five years.

(j) Goodwill

The Company and its subsidiaries classified the cost in excess of fair market value of net assets of companies acquired in purchase transactions as goodwill. The Company and its subsidiaries compute amortization of goodwill by the straight-line method at rates based on the estimated useful lives, except for goodwill that is amortized over five years because its useful life is uncertain.

The Company regularly reviews the carrying amount of goodwill with finite lives for re-evaluation whenever events or circumstances indicate that the carrying amounts may not be recoverable. Insignificant amounts of such intangible assets are charged to income when incurred.

(k) Impairment of fixed assets

In the year ended March 31, 2005, the Company and its subsidiaries did not adopt early the new accounting standard for impairment of fixed assets ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and the implementation guidance for the accounting standard for impairment of fixed assets (the Financial Accounting Standard Implementation Guidance No. 6 issued by the Accounting Standards Board of Japan on October 31, 2003). The new accounting standard is required to be adopted in periods beginning on or after April 1, 2005, but the standard does not prohibit earlier adoption. The Company and its subsidiaries will adopt the standard effective April 1, 2005.

The Company and its subsidiaries have commenced their analysis of possible impairment of fixed assets. The Company and its subsidiaries cannot currently estimate the effect of adoption of the new standard, because the Company has not yet completed its analysis.

(l) Accounting for certain lease transactions

Finance leases that do not transfer the ownership to lessees are not capitalized and are accounted for in the same manner as operating leases.

(m) Allowance for employees' bonuses

The Company and its consolidated subsidiaries provide allowance for employees' bonuses based on estimated amounts to be paid in the subsequent period.

Bonuses to directors and corporate auditors, which were subject to approval at the shareholders' meeting, are accounted for as an appropriation of retained earnings.

(n) Retirement benefits for employees

The Company and its consolidated subsidiaries provide two types of post-employment benefit plans, unfunded lump-sum payment plans and funded non-contributory pension plans, under which all eligible employees are entitled to benefits based on the level of wages and salaries at the time of retirement or termination, length of service and certain other factors.

The Company and its consolidated subsidiaries provide allowance for employees' severance and retirement benefits based on the estimated amounts of projected benefit obligation and the fair value of the plan assets.

The estimated amount of all retirement benefits to be paid at the future retirement date is allocated equally to each service year using the estimated number of total service years. Actuarial gains and losses are charged to income in the succeeding period except for SEGA CORPORATION and three other subsidiaries that recognize actual gains and losses as expense using the straight-line method over ten years commencing from the succeeding period.

Prior service cost is charged to income when incurred except for SEGA CORPORATION and three other subsidiaries that recognize prior service cost as expenses using the straight-line method over ten years.

(o) Retirement benefits for directors and corporate auditors

Retirement benefits for the directors and corporate auditors are provided based on an accrual basis in accordance with the internal rules of the Company and its subsidiaries.

(p) Income taxes

Income taxes comprise corporation, enterprise and inhabitants taxes.

The Company and its consolidated subsidiaries recognize deferred taxes for tax effects of temporary differences between the carrying amounts of assets and liabilities for tax and financial reporting purposes.

(q) Derivative financial instruments

Derivative financial instruments are stated at fair value and changes in their fair values are recognized as gains or losses unless derivative financial instruments are used for hedging purposes.

For derivative financial instruments that are used as hedges and meet certain hedging criteria, recognition of gains or losses resulting from changes in fair value of derivative financial instruments is deferred until the related losses or gains on the hedged items are recognized in earnings.

Also, if interest rate swap contracts are used for hedging purposes and meet certain hedging criteria, the net amount to be paid or received under the interest rate swap contract is added to or deducted from the interest on the assets or liabilities for which the swap contract was executed.

(r) Per share data

Net income per share is computed by dividing income available to common stockholders by the weighted-average number of common stock outstanding during the period. Income available to common stockholders is computed by deducting bonuses to directors and corporate auditors from net income. Diluted net income per share is similar to net income per share except that the weighted-average number of common stock outstanding is increased by the number of additional common stock that would have been outstanding if the potential common stock had been issued.

Cash dividends per share in the consolidated statement of income represent actual amounts applicable to the year.

(s) Foreign currency transactions

*Receivables and payables denominated in foreign currencies are translated into Japanese yen at the year-*end exchange rate.

NOTE 3 Inventories

Inventories as of March 31, 2005 consisted of the following:

	Millions of yen	Thousands of U.S. dollars
	2005	2005
Merchandise	¥ 3,761	$ 35,022
Finished products	6,210	57,827
Raw materials	17,793	165,686
Work in process	3,542	32,982
Supplies	696	6,481
	¥32,002	$297,998

NOTE 4
Short-Term Bank Loans, Current Portion of Long-Term Debt and Long-Term Debt

Short-term bank loans outstanding are generally represented by notes, with interest at rates ranging from 1.375% to 4.610% as of March 31, 2005.

Long-term debt consisted of the following:

	Millions of yen 2005	Thousands of U.S. dollars 2005
Bonds:		
0.28% debenture due in 2006	¥ 200	$ 1,862
0.40% debenture due in 2007	70	652
0.41% debenture due in 2008	18,943	176,394
0.19917% - 0.61% debenture due in 2009	5,176	48,198
0.41% debenture due in 2011	10,000	93,119
Long-term loans, principally due from banks with interest at 1.349% to 8.759%:		
Secured	779	7,254
Unsecured	17,091	159,149
	52,259	486,628
Less: current portion	(10,030)	(93,398)
	¥ 42,229	$393,230

On October 29, 2004, the Company issued ¥39,900 million ($371,539 thousand) of zero coupon convertible bonds (convertible bond-type bonds with stock acquisition rights) due in 2009. The stock acquisition rights are exercisable on or after November 1, 2004 up to, and including, February 17, 2009 at a conversion price of ¥3,828 ($36.24) per share.

The aggregate annual maturities of long-term debt at March 31, 2005 were as follows:

	Millions of yen	Thousands of U.S. dollars
Years ending March 31,		
2006	¥10,030	$ 93,398
2007	7,848	73,079
2008	12,768	118,894
2009	5,769	53,720
2010 and thereafter	15,844	147,537

A summary of assets pledged as collateral for short-term loans and long-term debt and accounts payable at March 31, 2005 is as follows:

	Millions of yen	Thousands of U.S. dollars
Time deposits	¥ 20	$ 186
Notes receivable	1,479	13,772
Land	964	8,977
Buildings	331	3,082
	¥2,794	$26,017

NOTE 5
Retirement Benefits for Employees

The liabilities and expenses for severance and retirement benefits are determined based on the amounts obtained by actuarial calculations.

The liabilities for severance and retirement benefits included in the liability section of the consolidated balance sheet as of March 31, 2005 consisted of the following:

	Millions of yen 2005	Thousands of U.S. dollars 2005
Projected benefit obligation	¥16,977	$158,087
Unrecognized actuarial differences	(4,127)	(38,430)
Unrecognized prior service cost	545	5,075
Prepaid pension cost	28	261
Less fair value of pension assets	(7,386)	(68,777)
Liability for severance and retirement benefits	¥ 6,037	$ 56,216

Included in the consolidated statement of income for the year ended March 31, 2005, severance and retirement benefit expenses comprised the following:

	Millions of yen	Thousands of U.S. dollars
	2005	2005
Service costs – benefits earned during the year	¥1,343	$12,506
Interest cost on projected benefit obligation	271	2,524
Expected return on plan assets	(4)	(37)
Amortization of actuarial difference	380	3,539
Amortization of prior service cost	(91)	(847)
Additional interim benefit	763	7,104
Other	54	502
Severance and retirement benefit expenses	¥2,716	$25,291

The discount rate used by the Company and its subsidiaries was 2.5% for the year ended March 31, 2005. The rate of expected return on plan assets was 1% for the year ended March 31, 2005.

NOTE 6 Contingent Liabilities

The subsidiaries of the Company have contingent liabilities as of March 31, 2005 as follows:

	Millions of yen	Thousands of U.S. dollars
	2005	2005
Electronic Approval System Council	¥130	$1,211
SEGA GAMEWORKS, L.L.C.	192	1,789

Also, the Company and its subsidiaries have ¥11 million ($102 thousand) of endorsed notes and ¥1,674 million ($15,588 thousand) of notes securitized.

NOTE 7 Shareholders' Equity

Under the Japanese Commercial Code, the entire amount of the issue price of shares is required to be accounted for as capital, although a company may, by resolution of its board of directors, account for an amount not exceeding one-half of the issue price included in capital surplus.

The Japanese Commercial Code provides that an amount equal to at least 10% of cash dividends and other cash appropriations shall be appropriated and set aside as a legal reserve until the total amount of legal reserve and additional paid-in capital equals 25% of common stock. The legal reserve and additional paid-in capital may be used to eliminate or reduce a deficit by resolution of the shareholders' meeting or may be capitalized by resolution of the Board of Directors. On condition that the total amount of the legal reserve and additional paid-in capital remains exceeding 25% of common stock, they are available for distribution by resolution of the shareholders' meeting. Legal reserve is included in retained earnings in the accompanying consolidated financial statements.

Year-end dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. In addition, semi-annual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Japanese Commercial Code. The maximum amount that the Company can distribute as dividends is calculated based on the non-consolidated financial statements of the Company in accordance with the Japanese Commercial Code.

NOTE 8 Revaluation Reserve for Land

In accordance with the 34th Act issued on March 31, 1998 and the 19th Act issued on March 31, 2001, SEGA CORPORATION revalued land for its business relating to the Land Revaluation Law. The Company recorded the entire difference between the carrying amount and the revalued amount as Revaluation reserve for land as a separate component of shareholder's equity.

Revaluation of land was performed by making a reasonable adjustment on the standard basis of land in accordance with Article 2-3 of the Enforcement Ordinance of 119th Cabinet Order issued on March 31, 1998 relating to the Land Revaluation Law, and by the real estate appraiser in accordance with Article 2-5 of the said Enforcement Ordinance.

Date of Revaluation: March 31, 2002
The market value of the land as of March 31, 2005 was less than the book value by ¥655 million ($6,099 thousand).

NOTE 9 Income Taxes

The Company and its subsidiaries are subject to a number of taxes based on income, which, in the aggregate, indicate statutory rates in Japan of approximately 40.7% for the year ended March 31, 2005.

The following table summarizes the significant differences between the statutory tax rate and the Company's effective tax rate for financial statement purposes for the year ended March 31, 2005:

	2005
Statutory tax rate	40.7%
Valuation allowance	3.2
Gain on change in equity of a subsidiary	(1.6)
Others	0.3
Effective tax rate	42.6%

The Company's and its subsidiaries' significant components of deferred tax assets and liabilities as of March 31, 2005 are as follows:

	Millions of yen	Thousands of U.S. dollars
	2005	2005
Deferred tax assets:		
Allowance for doubtful accounts	¥ 5,593	$ 52,081
Loss on devaluation of inventories	3,176	29,574
Expensed tangible assets not deductible for tax purposes	1,067	9,936
Retirement benefits for employees	1,357	12,636
Depreciation expense	7,827	72,884
Loss on devaluation of investments	37,051	345,014
Tax loss carry forward of subsidiaries	35,550	331,036
Others	14,757	137,415
Total	106,378	990,576
Valuation allowance	(97,795)	(910,652)
Net deferred tax assets	8,583	79,924
Deferred tax liabilities:		
Net unrealized holding gains or losses on securities	7,241	67,418
Others	218	2,039
Total	7,459	69,457
Recorded deferred tax assets	¥ 1,124	$ 10,467

NOTE 10 Market Value Information of Securities

Acquisition costs, balance sheet amounts and valuation gains or losses of available-for-sale securities with available fair values as of March 31, 2005 were as follows:

As of March 31, 2005

	Millions of yen		
	Acquisition cost	Balance sheet amount	Valuation gains (losses)
Securities whose market value exceeds the balance sheet amount:			
Stocks	¥1,386	¥17,454	¥16,068
Bonds and debentures	2,306	2,391	85
Securities whose market value is equal to or lower than the balance sheet amount:			
Stocks	942	608	(334)

	Thousands of U.S. dollars		
	Acquisition cost	Balance sheet amount	Valuation gains (losses)
Securities whose market value exceeds the balance sheet amount:			
Stocks	$12,906	$162,529	$149,623
Bonds and debentures	21,473	22,265	792
Securities whose market value is equal to or lower than the balance sheet amount:			
Stocks	8,772	5,662	(3,110)

Available-for-sale securities sold in the year ended March 31, 2005 amounted to ¥128 million ($1,192 thousand) and the related gains amounted to ¥49 million ($456 thousand).

NOTE 11
Loan Receivable in Securities

Loan receivable in securities of ¥943 million ($8,781 thousand) is included in investment securities as of March 31, 2005.

NOTE 12
Research and Development Expenses

Expenses relating to research and development activities have been charged to income as incurred and amounted to ¥41,590 million ($387,280 thousand) for the year ended March 31, 2005.

NOTE 13
Gain on Sale of Discontinued Operation

Gain on sale of discontinued operation is derived from sales of investment in Visual Concepts Entertainment, Inc. in relation to SEGA CORPORATION's software restructuring strategy in the U.S.A.

NOTE 14
Loss from Devaluation of Fixed Assets

The Company recognized loss from devaluation of fixed assets at the board meeting held in March 2005 and made a decision to sell the land and a building belonging to the branch of SAMMY CORPORATION in Osaka.

NOTE 15
Loss on Business Reorganization

Loss on business reorganization was recognized in the business reorganization between SAMMY CORPORATION and SEGA CORPORATION.

NOTE 16
Information for Certain Leases

A summary of assumed amounts of acquisition cost, accumulated depreciation and net book value for the year ended March 31, 2005 with respect to the finance leases accounted for in the same manner as operating leases is as follows:

	Millions of yen		
	Acquisition cost	Accumulated depreciation	Net book value
Tools, furniture and fixtures	¥2,626	¥1,121	¥1,505
Machinery and equipment	275	166	109
Software	200	123	77
Others	56	6	50

	Thousands of U.S. dollars		
	Acquisition cost	Accumulated depreciation	Net book value
Tools, furniture and fixtures	$24,453	$10,439	$14,014
Machinery and equipment	2,561	1,546	1,015
Software	1,862	1,145	717
Others	521	55	466

Future lease payments under the finance leases that were accounted for in the same manner as operating leases as of March 31, 2005 were as follows:

	Millions of yen	Thousands of U.S. dollars
	2005	2005
Due within one year	¥ 709	$ 6,602
Due after one year	1,052	9,796
	¥1,761	$16,398

Lease payments under finance leases that were accounted for in the same manner as operating leases for the year ended March 31, 2005 were ¥843 million ($7,850 thousand).

NOTE 17 Derivative Transactions

To avoid adverse effects of fluctuation of the market risk associated with financial activities and fluctuation in exchange rates, the Company and its consolidated subsidiaries use interest rate swap contracts and foreign exchange contracts. The Company and its subsidiaries use derivative financial instruments only for hedging purposes and do not use them for speculative trading purposes.

The interest rate swap contracts and foreign exchange contracts are executed with creditworthy financial institutions, and the Company and its subsidiaries believe the risk of default by counterparties is currently low.

Based on the regulation approved by the board meeting, the accounting and finance department manages derivative transactions after internal final decision.

Market values of derivative transactions as of March 31, 2005 were as follows (except the derivative transactions hedged):

	Millions of yen			Thousands of U.S. dollars		
	Contract value	Fair value	Unrealized losses	Contract value	Fair value	Unrealized losses
Forward exchange contracts:						
Buying						
U.S. dollars	¥584	¥514	¥(70)	$5,447	$4,795	$(652)

NOTE 18 Segment Information

A. Industry segment information

Industry segment information for the year ended March 31, 2005 is as follows:

	Millions of yen							
	Pachislot Pachinko	Amusement machine sales	Amusement center operations	Consumer business	Others	Total	Corporate and elimination	Consolidated
Net sales:								
(1) Outside customers	¥280,109	¥63,305	¥83,194	¥65,341	¥23,719	¥515,668	¥ –	¥515,668
(2) Inter-segment	33	16,535	126	115	747	17,556	(17,556)	–
Total	280,142	79,840	83,320	65,456	24,466	533,224	(17,556)	515,668
Cost of sales and operating expense	176,211	72,416	77,848	74,266	25,007	425,748	(15,170)	410,578
Operating income	¥103,931	¥ 7,424	¥ 5,472	¥ (8,810)	¥ (541)	¥107,476	¥ (2,386)	¥105,090
Total assets	¥114,064	¥35,191	¥74,989	¥54,493	¥19,627	¥298,364	¥140,627	¥438,991
Depreciation and amortization	2,389	857	11,937	2,121	346	17,650	24	17,674
Capital expenditures	2,843	1,227	24,886	2,223	638	31,817	651	32,468

	Thousands of U.S. dollars							
	Pachislot Pachinko	Amusement machine sales	Amusement center operations	Consumer business	Others	Total	Corporate and elimination	Consolidated
Net sales:								
(1) Outside customers	$2,608,334	$589,487	$774,690	$608,446	$220,868	$4,801,825	$ –	$4,801,825
(2) Inter-segment	307	153,972	1,173	1,071	6,956	163,479	(163,479)	–
Total	2,608,641	743,459	775,863	609,517	227,824	4,965,304	(163,479)	4,801,825
Cost of sales and operating expense	1,640,851	674,327	724,909	691,554	232,862	3,964,503	(141,261)	3,823,242
Operating income	$ 967,790	$ 69,132	$ 50,954	$ (82,037)	$ (5,038)	$1,000,801	$ (22,218)	$ 978,583
Total assets	$1,062,147	$327,693	$698,287	$507,431	$182,764	$2,778,322	$1,309,498	$4,087,820
Depreciation and amortization	22,246	7,980	111,156	19,750	3,222	164,354	224	164,578
Capital expenditures	26,474	11,426	231,735	20,700	5,940	296,275	6,062	302,337

Notes: 1. The Company has five operating segments based on its management control structure, and the nature of products and markets.

2. Main products and line of business by segment

(1) Pachislot Pachinko	Development, manufacture and sale of pachinko and pachislot machines and design parlors
(2) Amusement machine sales	Development, manufacture and sale of game machines used in amusement arcades
(3) Amusement center operations	Development, operation, rent and maintenance of amusement centers
(4) Consumer business	Development and sales of home videogame software, development, manufacture, and sales of toys, planning and production of entertainment contents for cellular phones, etc.
(5) Others	Planning, design, management and construction of commercial establishments, etc.

3. General corporate expenses of ¥2,182 million ($20,318 thousand), which mainly consist of expenses incurred by the Company's administrative department, are included in "Corporate and elimination".
4. Corporate assets of ¥144,739 million ($1,347,788 thousand), which mainly consist of cash and cash equivalents of SEGA CORPORATION and SAMMY CORPORATION and the Company's assets, are included in "Corporate and elimination".

B. Geographical segment information
Geographical segment information was not presented as the sales and assets of consolidated domestic subsidiaries for the year ended March 31, 2005 exceed 90% of consolidated net sales and assets.
C. Overseas sales
Overseas sales were not presented as the overseas sales of the Company and its consolidated subsidiaries for the year ended March 31, 2005 were less than 10% of consolidated net sales.

NOTE 19 Per Share Data

Per share data are as follows:

	Yen	U.S. dollars
	2005	2005
Per share data:		
Equity per share	¥2,067.91	$19.26
Net income per share	410.53	3.82
Net income per share (diluted)	400.95	3.73

NOTE 20 Subsequent Event

The accompanying consolidated financial statements do not include any provision for the dividends and directors' and corporate auditors' bonuses below, which were approved at the Company's general shareholders' meeting held on June 24, 2005 as an appropriation of retained earnings in respect of the year ended March 31, 2005.

	Millions of yen	Thousands of U.S. dollars
Cash dividends	¥8,428	$78,480
(¥60.0 per share: ordinary dividend of ¥40.0 per share and commemorative dividend of ¥20.0 per share to mark establishment of SEGA SAMMY HOLDINGS INC.)		
Directors' and corporate auditors' bonuses	¥ 180	$ 1,676

NOTE 21 Lawsuits

Currently, the following lawsuits have been filed against Sammy Corporation ("Sammy") in relation to the pachislot machines manufactured and distributed by Sammy, claiming infringement of certain patent rights.

Sammy believes that none of the cases being litigated constitute an infringement of any patent rights and is so insisting; however, such litigation process may adversely affect its operating results.

The right in question in case "b." is the same as the one in case "a." The Japan Patent Office made a judgment that such patent right was invalid and the document of invalidation judgment was published as of December 25, 2002. Correspondingly, Aruze Corp. ("Aruze") filed a claim with The Tokyo High Court on January 27, 2003, insisting that such judgment shall be revoked. The Tokyo High Court dismissed the claim of Aruze on February 21, 2005. Aruze appealed the case to The Supreme Court on March 7, 2005 and the case has currently been on trial.

In the case of "c.", The Japan Patent Office made a judgment that such patent right was invalid and the document of invalidation judgment was published on November 17, 2003. Correspondingly, Aruze filed a claim with The Tokyo High Court on December 25, 2003, insisting that such judgment shall be revoked. The Tokyo High Court dismissed the claim of Aruze on February 15, 2005. Aruze appealed the case to The Supreme Court on March 1, 2005 and the case has currently been on trial.

Sammy confirmed the delivery of a document invalidating the utility model right dated June 5, 2003 in question in case "d." from The Japan Patent Office. Correspondingly, Abilit Corporation (former Takasago Electric Industry Co., Ltd.) filed a claim with The Tokyo High Court on July 10, 2003, insisting that such judgment shall be revoked. The Tokyo High Court dismissed the claim of Abilit Corporation on October 19, 2004. Abilit Corporation appealed the case to The Supreme Court on November 5, 2004, and The Supreme Court decided not to accept the appeal on March 13, 2005, therefore the case was settled, resulting the utility model right is invalid.

a. The claim for damages of ¥10,066 million ($93,733 thousand) made by Aruze:
   On March 19, 2002, The Tokyo District Court made the judgment that Sammy shall pay Aruze ¥7,416 million ($69,056 thousand). Sammy appealed to The Tokyo High Court on the same day and the case has been on trial.
b. The claim for damages of ¥1,430 million ($13,316 thousand) made by Aruze:
   The case was filed at The Tokyo District Court on March 26, 2001, and has currently been on trial.
c. The claim for damages of ¥5,145 million ($47,909 thousand) made by Aruze:
   The case was filed with The Tokyo District Court on May 31, 2002, and has currently been on trial.
d. The claim for damages of ¥11,424 million ($106,379 thousand) made by Abilit Corporation:
   Litigation was terminated on December 9, 2004 when Abilit Corporation withdrew its claim associated with a lawsuit related to a utility model.

① Request for damages for violation of fiduciary duty (United States)

Conseco Health Insurance Corporation, a preferred stockholder of SEGA GAMEWORKS, L.L.C., an affiliated company of SEGA SAMMY HOLDINGS INC., has filed a lawsuit to the High Court in the state of California on March 12, 2004 requesting payment of more than US$10 million for alleged damages resulting from SEGA GAMEWORKS, L.L.C. not respecting its right as a shareholder. The defendants are SEGA Enterprises, Inc. (U.S.A), which is a direct shareholder of SEGA GAMEWORKS, L.L.C, and three directors of SEGA GAMEWORKS, L.L.C originally from SEGA CORPORATION.

② Patent infringement lawsuit (United States)

SEGA of America, Inc., a SEGA Group company, and other 12 game software publishers have been named as defendants in a lawsuit filed by American Video Graphics on August 23, 2004 in the state of Texas. The allegation of American Video Graphics is that SEGA of America used the patented imaging technology of American Video Graphics without permission in the Nintendo Gamecube version of "Super Monkey Ball 2", a home videogame software product of SEGA CORPORATION. The case is in trial.

KPMG

Independent Auditors' Report

To the Board of Directors of
SEGA SAMMY HOLDINGS INC.

We have audited the accompanying consolidated balance sheet of SEGA SAMMY HOLDINGS INC. and consolidated subsidiaries as of March 31, 2005, and the related consolidated statements of income, shareholders' equity and cash flows for the year ended March 31, 2005, expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SEGA SAMMY HOLDINGS INC. and subsidiaries as of March 31, 2005, and the consolidated results of their operations and their cash flows for the year ended March 31, 2005, in conformity with accounting principles generally accepted in Japan.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2005 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1 to the consolidated financial statements.

KPMG AZSA & Co.

Tokyo, Japan
June 24, 2005

Consolidated Financial Statements (Sammy Corporation)

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

SAMMY CORPORATION
As of March 31, 2005 and 2004

ASSETS	Millions of yen 2005	Millions of yen 2004	Thousands of U.S. dollars 2005
Current assets	¥231,632	¥200,082	$2,156,923
Property, plant and equipment	27,824	22,999	259,093
Investments and other assets	33,688	76,192	313,698
	¥293,144	¥299,273	$2,729,714

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen 2005	Millions of yen 2004	Thousands of U.S. dollars 2005
Current liabilities	¥ 74,049	¥113,042	$ 689,533
Long-term liabilities	28,111	68,361	261,766
Minority interests	7,720	4,883	71,887
Shareholders' equity:			
Common stock	18,222	15,375	169,681
Authorized - 195,649,701 shares			
Issued - 84,658,430 shares in 2005			
and 87,500,718 shares in 2004			
Capital surplus	21,038	16,364	195,903
Retained earnings	119,502	86,379	1,112,785
Net unrealized holding gains on securities	24,570	10,352	228,792
Foreign currency translation adjustments	(68)	32	(633)
	183,264	128,502	1,706,528
Treasury stock, at cost	-	(15,515)	-
Total shareholders' equity	183,264	112,987	1,706,528
	¥293,144	¥299,273	$2,729,714

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

SAMMY CORPORATION
Years ended March 31, 2005 and 2004

	Millions of yen 2005	Millions of yen 2004	Thousands of U.S. dollars 2005
Net sales	¥327,560	¥251,227	$3,050,191
Cost of sales	163,103	123,739	1,518,791
Gross profit	164,457	127,488	1,531,400
Selling, general and administrative expenses	65,500	55,811	609,927
Operating income	98,957	71,677	921,473
Other expenses	(12,682)	(3,738)	(118,093)
Income before income taxes and minority interests	86,275	67,939	803,380
Income taxes:			
Current	31,666	42,370	294,869
Deferred	5,379	(6,990)	50,091
	37,045	35,380	344,960
Income before minority interests	49,230	32,559	458,420
Minority interests	653	363	6,080
Net income	¥ 48,577	¥ 32,196	$ 452,340

Per share of common stock:	Yen 2005	Yen 2004	U.S. dollars 2005
Net income	¥578.84	¥424.68	$5.39
Diluted net income	568.46	417.97	5.29
Cash dividends applicable to the year	830.00	90.00	7.73

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

SAMMY CORPORATION
Years ended March 31, 2005 and 2004

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Net cash provided by operating activities	¥ 62,250	¥ 36,582	$ 579,663
Net cash used in investing activities	(16,649)	(57,369)	(155,033)
Net cash provided by (used in) financing activities	(42,644)	61,128	(397,095)
Translation adjustments on cash and cash equivalents	55	(70)	512
Net change in cash and cash equivalents	3,012	40,271	28,047
Cash and cash equivalents at beginning of year	66,838	26,567	622,386
Cash and cash equivalents at end of year	¥ 69,850	¥ 66,838	$ 650,433

NOTE 1 SEGMENT INFORMATION

Industry segment information
Year ended March 31, 2005 is as follows:

	Millions of yen						
	Pachislot Pachinko	Amusement arcade equipment	Home video game software	Others	Total	Corporate and elimination	Consolidated
Net sales:							
(1) Outside customers	¥280,117	¥ 9,459	¥ 6,068	¥31,916	¥327,560	¥ –	¥327,560
(2) Inter-segment	25	101	357	544	1,027	(1,027)	-
Total	280,142	9,560	6,425	32,460	328,587	(1,027)	327,560
Cost of sales and operating expense	169,684	10,912	9,099	31,240	220,935	7,668	228,603
Operating income (loss)	¥110,458	¥ (1,352)	¥(2,674)	¥ 1,220	¥107,652	¥(8,695)	¥ 98,957

	Thousands of U.S. dollars						
	Pachislot Pachinko	Amusement arcade equipment	Home video game software	Others	Total	Corporate and elimination	Consolidated
Net sales:							
(1) Outside customers	$2,608,409	$ 88,081	$ 56,504	$297,197	$3,050,191	$ –	$3,050,191
(2) Inter-segment	232	940	3,325	5,066	9,563	(9,563)	-
Total	2,608,641	89,021	59,829	302,263	3,059,754	(9,563)	3,050,191
Cost of sales and operating expense	1,580,072	101,611	84,729	290,902	2,057,314	71,404	2,128,718
Operating income (loss)	$1,028,569	$ (12,590)	$(24,900)	$ 11,361	$1,002,440	$(80,967)	$ 921,473

Year ended March 31, 2004 is as follows:

	Millions of yen						
	Pachislot Pachinko	Amusement arcade equipment	Home video game software	Others	Total	Corporate and elimination	Consolidated
Net sales:							
(1) Outside customers	¥226,625	¥ 7,780	¥ 4,864	¥11,958	¥251,227	¥ –	¥251,227
(2) Inter-segment	71	3	322	65	461	(461)	-
Total	226,696	7,783	5,186	12,023	251,688	(461)	251,227
Cost of sales and operating expense	142,098	9,434	10,234	12,474	174,240	5,310	179,550
Operating income (loss)	¥ 84,598	¥(1,651)	¥ (5,048)	¥ (451)	¥ 77,448	¥(5,771)	¥ 71,677

Consolidated Financial Statements (SEGA Corporation)

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

SEGA CORPORATION
As of March 31, 2005 and 2004

ASSETS	Millions of yen 2005	2004	Thousands of U.S. dollars 2005
Current assets	¥112,551	¥106,156	$1,048,058
Property, plant and equipment	45,224	40,596	457,687
Investments and other assets	48,780	42,304	417,665
	¥206,555	¥189,056	$1,923,410

LIABILITIES AND SHAREHOLDER'S EQUITY	Millions of yen 2005	2004	Thousands of U.S. dollars 2005
Current liabilities	¥ 44,883	¥ 48,455	$ 417,944
Long-term liabilities	29,165	42,101	271,580
Minority interests	836	537	7,785
Shareholders' equity:			
Common stock	60,000	127,583	558,711
Authorized – 600,000,000 shares			
Issued – 174,945,700 shares in 2005			
174,945,690 shares in 2004			
Capital surplus	65,944	2,172	614,061
Retained earnings	18,701	15,459	174,141
Adjustment on revaluation of land	(6,542)	(6,265)	(60,918)
Net unrealized holding gains on securities	2,928	1,489	27,265
Foreign currency translation adjustments	(9,360)	(8,826)	(87,159)
	131,671	131,612	1,226,101
Treasury stock, at cost	-	(33,649)	-
Total shareholders' equity	131,671	97,963	1,226,101
	¥206,555	¥189,056	$1,923,410

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

SEGA CORPORATION
Years ended March 31, 2005 and 2004

	Millions of yen 2005	2004	Thousands of U.S. dollars 2005
Net sales	¥194,947	¥191,258	$1,815,318
Cost of sales	146,969	138,687	1,368,554
Gross profit	47,978	52,571	446,764
Selling, general and administrative expenses	41,637	38,091	387,718
Operating income	6,341	14,480	59,046
Other expenses	(3,184)	(4,138)	(29,648)
Income before income taxes and minority interests	3,157	10,342	29,398
Income taxes:			
Current	634	2,169	5,904
Deferred	568	(220)	5,289
	1,202	1,949	11,193
Income before minority interests	1,955	8,393	18,205
Minority interests	187	(368)	1,742
Net income	¥ 1,768	¥ 8,761	$ 16,463

	Yen		U.S. dollars
Per share of common stock:			
Net income	¥10.7	¥56.0	$0.10
Diluted net income	10.6	50.7	0.10
Cash dividends applicable to the year	-	-	-

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

SEGA CORPORATION
Years ended March 31, 2005 and 2004

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Net cash provided by operating activities	¥ 17,344	¥ 21,584	$ 161,505
Net cash used in investing activities	(22,202)	(9,095)	(206,742)
Net cash used in financing activities	(22,659)	(41,399)	(210,998)
Translation adjustments on cash and cash equivalents	63	(529)	587
Net change in cash and cash equivalents	(27,454)	(29,439)	(255,648)
Cash and cash equivalents at beginning of year	71,923	101,362	669,737
Cash and cash equivalents at end of year	¥ 44,469	¥ 71,923	$ 414,089

NOTE 1 SEGMENT INFORMATION

Industry segment information
Year ended March 31, 2005 is as follows:

	Millions of yen					
	Amusement machine sales	Amusement center operations	Consumer business	Total	Corporate and elimination	Consolidated
Net sales:						
(1) Outside customers	¥57,948	¥78,976	¥58,023	¥194,947	¥ -	¥194,947
(2) Inter-segment	14,981	125	37	15,143	(15,143)	-
Total	72,929	79,101	58,060	210,090	(15,143)	194,947
Cost of sales and operating expense	62,601	73,457	66,326	202,384	(13,778)	188,606
Operating income (loss)	¥10,328	¥ 5,644	¥ (8,266)	¥ 7,706	¥ (1,365)	¥ 6,341

	Thousands of U.S. dollars					
	Amusement machine sales	Amusement center operations	Consumer business	Total	Corporate and elimination	Consolidated
Net sales:						
(1) Outside customers	$539,603	$735,413	$540,302	$1,815,318	$ -	$1,815,318
(2) Inter-segment	139,501	1,164	344	141,009	(141,009)	-
Total	679,104	736,577	540,646	1,956,327	(141,009)	1,815,318
Cost of sales and operating expense	582,931	684,021	617,618	1,884,570	(128,298)	1,756,272
Operating income (loss)	$ 96,173	$ 52,556	$ (76,972)	$ 71,757	$ (12,711)	$ 59,046

Year ended March 31, 2004 is as follows:

	Millions of yen					
	Amusement machine sales	Amusement center operations	Consumer business	Total	Corporate and elimination	Consolidated
Net sales:						
(1) Outside customers	¥60,366	¥69,860	¥61,032	¥191,258	¥ -	¥191,258
(2) Inter-segment	14,272	231	89	14,592	(14,592)	-
Total	74,638	70,091	61,121	205,850	(14,592)	191,258
Cost of sales and operating expense	62,618	63,955	63,946	190,519	(13,741)	176,778
Operating income (loss)	¥12,020	¥ 6,136	¥ (2,825)	¥ 15,331	¥ (851)	¥ 14,480

The Sega Sammy Group

(As of March 31, 2005)

Company Name
SEGA SAMMY HOLDINGS INC.

Head Office
Shiodome Sumitomo Building,
1-9-2 Higashi Shimbashi, Minato-ku,
Tokyo 105-0021, Japan

Established
October 1, 2004

Capital
¥27.3 billion

Number of Employees
68 (non-consolidated)
5,407 (consolidated)

Subsidiaries and Affiliates

Company Name	Capital	Voting Rights*	Main Operations
Sammy Corporation	¥18.22 billion	100.0%	Development, production, and sales of pachislot and pachinko machines
SEGA CORPORATION	¥60.00 billion	100.0%	Development, production, and sales of amusement machines; development and operation of amusement centers; development and sales of game software
RODEO Co., Ltd.	¥100 million	65.0%	Development, production, and sales of pachislot machines
Shuko Electronics Co., Ltd.	¥495 million	99.8%	Development, production, and sales of peripheral equipment for pachislot and pachinko machines
Sammy Design Co., Ltd.	¥40 million	100.0%	Planning, design, and construction of pachinko halls
SI ELECTRONICS, LTD.	¥244 million	88.1%	Development and sales of system-on-chips for LCD displays
SEGA LOGISTICS SERVICE LTD.	¥200 million	100.0%	Operations for maintenance services, transportation, and storage
SEGA AMUSEMENTS U.S.A., INC.	$0 million	100.0%	Importing, production, and sales of amusement machines
SEGA AMUSEMENTS EUROPE LTD.	£22 million	100.0%	Importing, production, and sales of amusement machines
Sammy NetWorks Co., Ltd.	¥2.25 billion	57.8%	Planning and production of music related content offered through mobile telephones and the Internet
SEGA TOYS, LTD.	¥560 million	63.3%	Development, production, and sales of toys
SEGA MUSIC NETWORKS CO., LTD.	¥400 million	100.0%	Content services for communications terminals
SEGA OF AMERICA, INC.	$42 million	100.0%	Sales of game software
SEGA ENTERPRISES, INC. (U.S.A.)	$110 million	100.0%	Management of subsidiaries and management of game software development
SEGA EUROPE LTD.	£302 million	100.0%	Overall management of European subsidiaries and affiliates and sales of game software
NISSHO INTER LIFE CO., LTD.	¥5.02 billion	51.5%	Planning, design, management, and construction of displays and commercial facilities
SEGA SAMMY ASSET MANAGEMENT INC.	¥100 million	100.0%	Prior surveying and consultation for real estate and loans

* Percentage of voting rights held includes rights of indirectly owned shares.

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SEGA SAMMY
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WWW.SEGASAMMY.CO.JP

SEGA SAMMY HOLDINGS INC.
Shiodome Sumitomo Building, 1-9-2 Higashi Shimbashi,
Minato-ku, Tokyo 105-0021, Japan

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